SCHEDULE 14A
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INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

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EXCHANGE ACT OF 1934

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 **Genencor International, Inc.**

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 30, 2002

The Annual Meeting of Stockholders of GENENCOR INTERNATIONAL, INC. will be held at our offices, 925 Page Mill Road, Palo Alto, California 94304, on Thursday, May 30, 2002, at 10:00 a.m., local time, for the following purposes, which are more fully described in the accompanying proxy statement:

1. The election of four directors.

2. The approval of the Genencor International, Inc. 2002 Omnibus Incentive Plan.

3. The approval of the selection of PricewaterhouseCoopers LLP as our independent auditors for 2002.

4. The transaction of such other business as may properly come before the meeting or any adjournment of the meeting.

Our board of directors has fixed the close of business on April 10, 2002 as the record date for determining the stockholders who are entitled to receive notice of and to vote at the meeting and at any adjournments of the meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Stuart L. Melton
Secretary

Dated: April 19, 2002

Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304

PROXY STATEMENT

GENERAL

We are furnishing this proxy statement to stockholders in connection with our board of directors' solicitation of proxies to be used at our annual meeting of stockholders, which will be held on Thursday, May 30, 2002, and at any adjournments of the meeting. This proxy statement and the accompanying form of proxy are being first mailed to our stockholders on or about April 19, 2002. When properly executed and received by our Secretary prior to the meeting, the proxy will be voted as specified in the proxy, unless the proxy is revoked by filing with the Secretary prior to the meeting a written revocation or a properly executed proxy bearing a later date. Unless authority to vote for one or more of the director nominees is specifically withheld according to the instructions, a signed proxy will be voted FOR the election of the four director nominees named in this proxy statement and, unless otherwise indicated, FOR each of the other two proposals described in this proxy statement and in the accompanying notice of meeting.

As of April 10, 2002, the record date for the meeting, there were 59,670,126 shares of our common stock outstanding. Only holders of common stock of record on our books at the close of business on April 10, 2002 are entitled to receive notice of and to vote at the meeting and at any adjournments of the meeting. Each such stockholder is entitled to one vote for each share of common stock registered in his or her name. A majority of the outstanding common stock, represented in person or by proxy at the meeting, will constitute a quorum for the transaction of all business at the meeting. Directors will be elected by a plurality of the votes cast at the meeting. The affirmative vote of a majority of the shares of common stock present at the meeting, in person or by proxy, without regard to broker non-votes, will be required to approve each of the other two proposals described in this proxy statement and in the accompanying notice of meeting. Shares as to which ''Abstain'' has been selected on the accompanying proxy will be counted as shares present and entitled to vote for purposes of establishing a quorum and will have the same effect as a vote against the matter. Stockholders are not entitled to cumulate votes in the election of directors.

We will bear the cost of soliciting proxies. In addition to solicitation by use of the mails, our directors, officers or regular employees, without extra compensation, may solicit proxies personally or by telephone or other telecommunication. We have requested persons holding stock for others in their names or in the names of nominees to forward soliciting material to the beneficial owners of those shares, and we will, if requested, reimburse those persons for their reasonable forwarding expenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of April 10, 2002 by:

- each person who is known to us to own beneficially more than 5% of our common stock;

- each of the named executives;

- each of our directors and our director nominees who beneficially owns shares of common stock; and

- all of our executive officers and directors as a group.

We have calculated beneficial ownership based on the requirements of the Securities and Exchange Commission ("SEC"). Unless otherwise indicated below, each stockholder named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by him or it. The designated address of each individual listed in the table is Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

Beneficial Owner	Common Stock Beneficially Owned	
	Number of Shares	Percentage
Eastman Chemical Company (1)	25,000,000	41.9%
Danisco A/S (2)	25,000,000	41.9%
W. Thomas Mitchell	285,131	0.5%
Debby Jo Blank	162,237	*
Stuart L. Melton	177,973(3)	*
Raymond J. Land	177,793(4)	*
Michael V. Arbige	179,183(5)	*
Soren Bjerre-Nielsen	2,025	*
James L. Chitwood (6)	6,190	*
Bruce C. Cozadd	8,333(7)	*
Juha Kurkinen	1,400	*
Theresa K. Lee	1,000	*
Robert H. Mayer	1,400(8)	*
Joseph A. Mollica	8,333(7)	*
Norbert G. Riedel	8,333(7)	*
James P. Rogers	11,240(9)	*
All executive officers and directors as a group (17 persons)	1,566,894	2.6%

* Less than 0.5%.

(1) Eastman Chemical Company's address is 100 N. Eastman Road, Kingsport, Tennessee 37660. Eastman Chemical Company and its designees, Dr. Chitwood, Ms. Lee and Mr. Rogers (and Gregory O. Nelson, who will fill the vacancy created by Dr. Chitwood, who is not standing for re-election at the meeting), could be deemed to beneficially own the shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

(2) An affiliate of Danisco A/S, A/S PSE 38 nr. 2024, owns 25,000,000 shares of our common stock. Its address is Langebrogade 1 1411 Copenhagen K, Denmark. Danisco A/S and its designees, Mr. Bjerre-Nielsen, Mr. Kurkinen and Dr. Mayer, could be deemed to beneficially own the shares held by each other. However, they disclaim such beneficial ownership, and it is not reflected on this table.

(3) Includes 1,540 shares held by members of Mr. Melton's family, as to which he disclaims beneficial ownership.

(4) Includes 560 shares held by members of Mr. Land's family, as to which he disclaims beneficial ownership.

(5) Includes 2,200 shares held by members of Dr. Arbige's family, as to which he disclaims beneficial ownership.

(6) Dr. Chitwood's term as a director expires at the May 30, 2002 stockholders' meeting, and he will not stand for re-election at the meeting.

(7) Consists of presently exercisable options to purchase shares of common stock.

(8) These shares are held by a trust established for the benefit of Dr. Mayer's spouse.

(9) These shares are owned jointly by Mr. Rogers and his spouse.

ELECTION OF DIRECTORS

We currently have ten directors. Our restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, only a portion of our board of directors is elected each year.

Four of our ten directors are to be elected by the stockholders at the meeting, each to hold office for a three-year term expiring in 2005 or until his successor is duly elected and qualified. The board of directors recommends the election of the four nominees named below. Messrs. Bjerre-Nielsen, Mollica and Rogers are currently members of our board of directors; Dr. Nelson has been nominated for the first time. Dr. Chitwood, who has been a director of the Company since 1999, is not standing for re-election at the meeting. Unless authority to vote for any or all of the nominees is specifically withheld according to the instructions, proxies in the enclosed form will be voted FOR the election of each of the four nominees named below.

Our board of directors does not contemplate that any of the nominees will be unable to serve as a director, but if that contingency should occur before the proxies are voted, the persons named in the enclosed proxy reserve the right to vote for such substitute nominees as they, in their discretion, determine.

Proposed for Election as Directors
for a Three-Year Term Expiring in 2005

Name and Background	Director Since
Soren Bjerre-Nielsen, age 49, is currently Executive Vice President and Chief Financial Officer of Danisco A/S, a position he has held since 1995, and has been a member of the Danisco A/S Executive Board since 1995. Prior to joining Danisco A/S, Mr. Bjerre-Nielsen was employed by Deloitte & Touche.	1999
Joseph A. Mollica, age 61, is Chairman, President and Chief Executive Officer of Pharmacopeia, Inc., a position he has held since 1993. From 1987 to 1993, Dr. Mollica was employed by the DuPont Merck Pharmaceutical Company where, from 1991 to 1993, he served as President and CEO, and previously as Vice President, Medical Products for DuPont. At Ciba-Geigy, where he was employed from 1966 to 1986, he served in a variety of positions of increasing responsibility rising to Senior Vice President of Ciba-Geigy's Pharmaceutical Division. Dr. Mollica currently serves on the boards of directors of Pharmacopeia, Inc., Impath, Inc., and Neurocrine Biosciences, Inc.	2000
Gregory O. Nelson, age 50, is currently Vice President and Chief Technology Officer of Eastman Chemical Company, a position he has held since 2001. Dr. Nelson is responsible for worldwide research, development and technical service for Eastman Chemical Company's businesses. Dr. Nelson has held various research and management positions since joining Eastman Chemical Company in 1982, including Vice President of Polymers Technology from 1997 to 2001, Director of Polymers Research Division from 1995 to 1997, Director of the Physical and Analytical Chemistry Research Division from 1994 to 1995, Technology Manager for Polymer Modifiers Business from 1993 to 1994, and Manager, Technology Core Competence from 1992 to 1993.	N/A

3

Name and Background	Director Since

James P. Rogers, age 51, is currently Senior Vice President and Chief Financial Officer of Eastman Chemical Company, which he joined in 1999. Mr. Rogers also serves as Chief Operations Officer of Eastman Division. From 1992 until 1999, Mr. Rogers held various positions at GAF Corporation and International Specialty Products, Inc., including, from 1993 to 1999, Executive Vice President and Chief Financial Officer of GAF Corporation and of certain affiliated and successor entities of GAF, including G-I Holdings, Inc.*   1999

---

* On January 5, 2001, G-I Holdings, Inc. announced that it had filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of New Jersey to resolve asbestos liability claims. This information is included in this proxy statement pursuant to Item 7(b) of Regulation 14A of the SEC's proxy rules, which requires the description of the filing of a petition in bankruptcy during the past five years by any corporation of which a director of Genencor was an executive officer within two years before the time of such filing.

Directors Whose Terms Do Not Expire at the Meeting

The following table sets forth information concerning each of our directors whose term in office does not expire at the meeting.

Name and Background	Director Since	Term Expires
W. Thomas Mitchell, age 56, is our Chairman and Chief Executive Officer. Mr. Mitchell has been our Chief Executive Officer since 1991, and he became our Chairman of the Board in 2000. Prior to 1991, he served as our Executive Vice President, Operations. Mr. Mitchell was a key member of the management team that formed Genencor in 1990. From 1969 until 1990, Mr. Mitchell worked at Eastman Kodak Company in a variety of management positions in engineering and manufacturing functions.	2000	2003
Bruce C. Cozadd, age 38, was most recently Executive Vice President and Chief Operating Officer of ALZA Corporation. Mr. Cozadd was with ALZA Corporation from 1991 through 2001 during which time he held various management positions, including Senior Vice President and Chief Financial Officer. Mr. Cozadd currently serves on the boards of directors of LabVelocity, Inc., Cerus Corporation and EKOS Corporation.	2000	2003
Juha Kurkinen, age 49, is Group General Counsel of Danisco A/S, a position he has held since 1999. Mr. Kurkinen joined Cultor Corporation in 1983 as General Counsel and held that position until 1999 when Cultor and Danisco merged. Mr. Kurkinen also serves as President and a member of the board of directors of Danisco Finland OY.	2000	2004
Theresa K. Lee, age 49, is Senior Vice President, General Counsel and Secretary of Eastman Chemical Company, a position she has held since 2000. Ms. Lee has held various positions since joining Eastman Chemical Company in 1987, including Vice President, Secretary and Associate General Counsel of Eastman Chemical Company from 1997 to 2000, Assistant Secretary and Assistant General Counsel, Legal Department-Corporate Group from 1995 to 1997, Assistant Secretary and Assistant General Counsel, Legal Department-Health, Safety and Environmental Group from 1993 to 1995, and Assistant Secretary and Senior Counsel, Texas Eastman Division from 1992 to 1993. Ms. Lee was elected by our board in March 2002 to fill the vacancy created by David M. Pond's resignation from our board.	2002	2004
Robert H. Mayer, age 58, is currently Executive Vice President of Danisco A/S, a position he has held since 1999. Dr. Mayer joined Danisco A/S in 1981 and has been a member of its Executive Board since 1999. Dr. Mayer was the President of Danisco USA from 1981 until 1999.	1999	2004

Name and Background	Director Since	Term Expires
Norbert G. Riedel, age 44, is Chief Scientific Officer of Baxter International Inc. Prior to this appointment, he was President of the Recombinant Strategic Business Unit of Baxter Hyland Immuno, a division of Baxter Healthcare Corporation, a position he had held since 1998. Prior to joining Baxter, Dr. Riedel served as the Head of Global Biotechnology and Global Core Research Functions at Hoechst Marion Roussel, Inc. (now Aventis). Dr. Riedel currently serves on the board of directors of Genome Therapeutics Corporation.	2000	2003

Board Composition and Committees

During 2001, the board of directors held five meetings. Each director then in office attended at least 75% of the board meetings and meetings of the board committees on which he served. The board has an audit committee, a management development and compensation committee and a committee on directors.

The current members of the audit committee are Mr. Cozadd (Chair), Dr. Mollica and Dr. Riedel. The audit committee makes recommendations to the board of directors regarding the selection of our independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits. Our Audit Committee Charter, as adopted by the board, more specifically sets forth the duties and responsibilities of the audit committee. The audit committee's report relating to 2001 appears on page 15 of this proxy statement. The audit committee held nine meetings during 2001.

The current members of the management development and compensation committee are Dr. Riedel (Chair), Mr. Bjerre-Nielsen and Mr. Rogers. The management development and compensation committee makes recommendations to the board regarding our stock and compensation plans, approves compensation of certain officers and management, and approves stock option and other award grant levels. The management development and compensation committee's report relating to 2001 appears on page 10 of this proxy statement. The management development and compensation committee held five meetings during 2001.

The current members of the committee on directors are Dr. Mollica (Chair), Dr. Mayer and Ms. Lee. The committee on directors is charged with qualifying and recommending candidates for board membership, assessing the performance and compensation of the board and related duties to ensure appropriate board governance processes are in place and evaluated at regular intervals. It also considers and establishes procedures regarding recommendations for nomination to the board submitted by stockholders. Such recommendations should be sent to us, to the attention of the Secretary. The committee on directors held four meetings during 2001.

We and our majority stockholders, Eastman Chemical Company and Danisco A/S, including their affiliates, are parties to a stockholder agreement which requires us to have a 10-member classified board of directors consisting of three directors nominated by Eastman Chemical Company, three directors nominated by Danisco A/S, our Chief Executive Officer and three independent directors. If Eastman Chemical Company or Danisco A/S reduces its ownership interest to less than 20% of our outstanding common stock, then its director nomination rights will be reduced to two directors, and its nomination rights will terminate when it owns 10% or less of our outstanding common stock.

Compensation of Directors

We make available to all non-employee directors, including employees of our majority stockholders: an initial discretionary grant of options to purchase up to 25,000 shares of our common stock and an annual grant of options to purchase 10,000 shares of our common stock, $1,000 for attendance at each board meeting, $500 for attendance at each meeting of a committee on which that director serves, and $25,000 per year. In addition, all directors receive travel expense reimbursement and director's liability insurance coverage. Currently, directors who are employees of our majority stockholders, Eastman Chemical Company, Danisco A/S and their affiliates,

do not accept any compensation, including grants of options to purchase shares of our common stock, due to their respective companies' internal policies.

We paid our non-employee directors an aggregate of $129,078 in such fees during 2001. During 2001, we did not grant any options to our non-employee directors.

Section 16(a) Beneficial Ownership Reporting Compliance

During 2001, all of the Company's directors, executive officers and more than 10% stockholders complied in a timely manner with the filing requirements of Section 16(a) of the Exchange Act of 1934, as amended (the "Exchange Act"). In making this statement, the Company has relied on the written representations of its directors, executive officers and more than 10% stockholders and copies of the reports that they have filed with the SEC.

EXECUTIVE OFFICERS

We are currently served by eight executive officers, who are elected by the board of directors and serve until their respective successors are elected and qualified:

W. Thomas Mitchell, age 56, has been our Chief Executive Officer since 1991 and our Chairman since 2000. Further information about Mr. Mitchell is set forth above under "ELECTION OF DIRECTORS."

Michael V. Arbige, age 47, is our Senior Vice President, Technology, a position he has held since 1999. Since joining us in 1990, he has served variously as Vice President of Research, Vice President of Development, Senior Scientist and Director of Fermentation and Recovery. During his early tenure with our predecessor company, Dr. Arbige was the fermentation leader in the development of the first series of recombinant and protein engineered protease processes commercialized with The Procter & Gamble Company.

Debby Jo Blank, age 50, joined us in May 2000 as our Chief Business Officer, Health Care. Prior to joining us, Dr. Blank was Executive Vice President at Isis Pharmaceuticals, Inc. from March 1999 until May 2000. Dr. Blank served as President and Chief Operating Officer of Cypress Bioscience, Inc. from 1996 until 1999. From 1994 until 1996, Dr. Blank was Senior Vice President, Marketing, for Advanced Technology Laboratories (ATL Ultrasound). At DuPont Merck Pharmaceutical Company, Dr. Blank was Vice President, Worldwide Marketing from 1992 until 1993, and Vice President, New Product Planning & Business Development from 1991 until 1992.

Carole Beth Cobb, age 44, is our Senior Vice President, Global Supply, a position she has held since 1999. Ms. Cobb joined us in 1990 and has served in various capacities, including Vice President of Global Manufacturing from 1997 until 1999, Plant Manager of our Cedar Rapids, Iowa facility from 1995 until 1997, and Director, Business Development from 1990 until 1995. Before joining us, Ms. Cobb spent over nine years at Eastman Kodak Company, where she was a research engineer and product manager in the biotechnology area.

Raymond J. Land, age 57, is our Senior Vice President and Chief Financial Officer, a position he has held since joining us in 1997. Mr. Land has over 29 years of experience in financial and general management positions. From 1991 until 1996, he was Senior Vice President and Chief Financial Officer of The West Pharmaceutical Services Company. Prior to that, he was General Manager of a food division and held various financial positions at Campbell Soup Company.

Stuart L. Melton, age 55, is our Senior Vice President, General Counsel and Secretary, positions he has held since joining us as a key member of our initial management team in 1990. From 1986 until 1990, he served as Director, Business Development, Corporate Commercial Affairs for Eastman Kodak Company. Mr. Melton has over 26 years of experience in private and corporate law practice.

Thomas J. Pekich, age 53, is our Group Vice President, Bioproducts, a position he has held since 1999. Mr. Pekich served as our Vice President of Grain Processing and Specialties from 1995 until 1999, and our Vice President for North American Manufacturing and Plant Manager of our Cedar Rapids, Iowa facility from 1992 until 1995. Before joining us in 1990, Mr. Pekich spent over 15 years at Eastman Kodak Company in a variety of assignments and played a major role in establishing Kodak's bio-products site in Cedar Rapids, which opened in 1991 as a Genencor facility.

Richard J. Ranieri, age 50, is our Senior Vice President, Human Resources, a position he has held since 1993. Prior to joining us, Mr. Ranieri spent over 15 years with SmithKline Beecham, a worldwide healthcare company, in various human resource positions at the corporate and divisional levels.

EXECUTIVE COMPENSATION

The named executives shown on the following table were our Chief Executive Officer and our four other highest paid executive officers during 2001.

Summary Compensation Table

| Name and Principal Position | Year | Annual Compensation | | Other Annual Compensation ($) (1) | Long-Term Compensation | | All Other Compensation ($) (2) |
| | | Salary ($) | Bonus ($) | | Awards | Payouts | |
					Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	
W. Thomas Mitchell	2001	$511,539	$306,923	$142,698	0	$ 0	$30,057
Chairman and Chief	2000	437,746	132,309	155,688	100,000	0	27,842
Executive Officer	1999	383,850	248,586	276,363(3)	251,500	800,300(7)	26,087
Debby Jo Blank	2001	308,462	132,968	10,583	0	0	10,200
Chief Business Officer,	2000	199,615	41,770	214,006	200,000	0	10,200
Health Care (4)	1999	-	-	-	-	-	-
Stuart L. Melton	2001	302,692	127,159	118,580	0	0	18,177
Senior Vice President,	2000	282,692	59,153	125,443	25,000	0	18,147
General Counsel and Secretary	1999	251,953	114,835	168,471(5)	192,500	626,250(7)	17,577
Raymond J. Land.................	2001	280,385	119,630	231,193	0	0	17,682
Senior Vice President and	2000	261,029	54,620	299,927(6)	25,000	0	17,682
Chief Financial Officer	1999	235,232	105,510	0	192,500	246,300(7)	17,082
Michael V. Arbige...............	2001	264,231	89,178	10,583	0	0	10,200
Senior Vice President,	2000	235,769	49,335	7,696	25,000	0	10,200
Technology	1999	190,705	66,361	0	192,500	317,070(7)	9,600

(1) Includes taxable relocation expenses and housing cost supplements pursuant to our senior executive relocation policy, tax equalization and tax preparation fees.

(2) In 2001, includes (a) contributions to MetLife Group Universal life supplemental fund (Mr. Mitchell - $15,396, Mr. Melton - $7,198, and Mr. Land - $6,684); (b) long-term disability premiums (Mr. Mitchell - $4,461, Mr. Melton - $779, and Mr. Land - $798); (c) year-end defined contributions under our 401(k) plan ($5,100 for each named executive); and (d) employer match contributions under our 401(k) plan ($5,100 for each named executive).

(3) Includes $237,559 for reimbursement of relocation costs and $2,220 in tax equalization.

(4) Dr. Blank has served as an executive officer since May 2000.

(5) Includes $148,513 for reimbursement of relocation costs and $4,266 in tax equalization.

(6) Includes $130,348 for reimbursement of relocation costs.

(7) Final payout under our equity value plan (a long-term incentive plan) with a closing value of $17.50 per unit. This plan was terminated in June 1999.

Stock Options

We granted no stock options or stock appreciation rights (''SARs'') to the named executives during 2001, as shown in the following table.

Option/SAR Grants in 2001

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)
W. Thomas Mitchell	0	0%	-	-	0
Debby Jo Blank	0	0%	-	-	0
Stuart L. Melton	0	0%	-	-	0
Raymond J. Land	0	0%	-	-	0
Michael V. Arbige	0	0%	-	-	0

Shown below is information with respect to option and SAR exercises by the named executives during 2001 and unexercised options and SARs held by them at the end of 2001.

Aggregated Option/SAR Exercises in 2001
and Fiscal Year-End Option/SAR Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at Fiscal Year-End (#) Exercisable or Unexercisable	Value of Unexercised in-the-Money Options/SARs at Fiscal Year-End ($) Exercisable or Unexercisable
W. Thomas Mitchell	0	0	0	0
Debby Jo Blank	0	0	0	0
Stuart L. Melton	0	0	0	0
Raymond J. Land	0	0	0	0
Michael V. Arbige	0	0	0	0

Pension Plan Table

The following table sets forth the estimated annual benefits payable on a single-life annuity basis on retirement at age 65 pursuant to our retirement plan to participating employees, including officers, in specified compensation and years of service classifications.

	Years of Service						
Average Compensation	5	10	15	20	25	30	35
$100,000	$3,904	$ 7,612	$11,320	$14,736	$18,249	$21,372	$24,690
125,000	4,879	9,515	14,150	18,420	22,812	26,715	30,863
150,000	5,855	11,418	16,981	22,104	27,374	32,058	37,035
175,000	6,831	13,321	19,811	25,788	31,936	37,401	43,208
≥200,000	7,807	15,224	22,641	29,472	36,498	42,744	49,380

The credited years of service for the named executives are as follows: Messrs. Mitchell, Melton and Land and Dr. Arbige - 4, and Dr. Blank - 1.667. We determine benefits based upon average total salary for the five consecutive years of highest compensation during the ten years preceding retirement. For the named executives, this refers to the column entitled ''Salary'' of the Summary Compensation Table provided above. Under the terms of the plan, estimated annual benefits payable on a single-life annuity basis on retirement at age 65 are as follows: Mr. Mitchell - $29,094, Dr. Blank - $25,373, Mr. Melton - $25,870, Mr. Land - $21,765, and Dr. Arbige - $36,107.

As noted above, benefits are computed on a single-life annuity basis, and the benefits are not subject to deduction for Social Security or other offsets.

Employment Agreements

In 1995, we entered into an employment agreement with W. Thomas Mitchell, our Chairman and Chief Executive Officer, for a two year term with automatic two year renewals unless otherwise agreed. Mr. Mitchell's salary has increased from time to time by action of our management development and compensation committee, and these increases constitute amendments to Mr. Mitchell's employment agreement. Mr. Mitchell is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate Mr. Mitchell's employment without cause, including in connection with a change in our ownership or control, he will receive severance in the form of continued compensation for 24 months at the highest salary rate paid during the last 24 months, continuation of Company-paid benefits for 24 months, and outplacement services of $12,000. Finally, we will compensate Mr. Mitchell for 24 months if Mr. Mitchell's employment is terminated because of his permanent disability.

We have entered into similar employment agreements with each of the other named executives. These employment agreements each have a one year term with automatic one year renewals unless otherwise agreed, with bonus compensation to be determined by our board of directors or our management development and compensation committee. Each named executive's salary has increased from time to time by action of our management development and compensation committee, and these increases constitute amendments to his or her employment agreement. Each named executive is entitled to participate in our retirement, stock option, pension, insurance, profit-sharing, bonus and similar plans as in effect from time to time. In the event that we terminate the named executive's employment without cause, including in connection with a change in our ownership or control, he or she will receive severance in the form of continued compensation for 18 months at the highest salary rate paid during the last 18 months, continuation of Company-paid benefits for 18 months, and outplacement services of $12,000. Finally, we will continue to compensate each of these individuals for 18 months if that person's employment is terminated because of his or her permanent disability.

Report of Management Development and Compensation Committee

Executive Compensation Philosophy

The fundamental compensation philosophy of our board of directors is that there should be a substantial and meaningful connection between executive compensation and stockholder value. Under the supervision of our management development and compensation committee, which is comprised of outside directors and which also administers many of our benefit plans, we have developed and implemented compensation policies, plans and programs designed to enhance our performance as well as increase stockholder value by aligning closely the financial interests of our executive officers with those of our stockholders. In furtherance of these goals, annual base salaries are intended to serve as only a portion of an executive's total achievable compensation. The board of directors believes that attracting and retaining executives of high quality is essential to our growth and success. The board of directors further believes that our long-term success is enhanced by a comprehensive compensation program that includes different types of incentives for motivating executives and rewarding outstanding service, including awards that link compensation to applicable measures of our performance. We rely to a large degree on annual and long-term incentive compensation to attract and retain executives of outstanding ability and to motivate them to perform to the full extent of their abilities. Both the annual and long-term components of the incentive compensation policy are closely tied to our performance, profitability and stockholder value. In years of outstanding achievement, executive officers will be substantially rewarded for their respective contributions to our success through a combination of base salary, variable pay and stock-based incentive awards.

Executive Officer Compensation

Our current total compensation program for executive officers consists of both cash and stock-based compensation. The annual cash compensation consists of a base salary and the awarding of incentive bonuses pursuant to our variable pay plan, which is described below. The base salaries are fixed at levels that our management development and compensation committee believes to be generally competitive with amounts paid to highly qualified senior executives at other similarly-sized companies engaged in businesses similar to ours. Salaries are reviewed on an annual basis in the first quarter and may be increased at that time based on the individual's position relative to competitive market data, experience and performance and our management development and compensation committee's consensus that the individual's contribution has increased stock-holder value. Currently, we also provide long-term incentives through the grant of stock options under our stock option and stock appreciation right plan, which is described below, and intend to continue this under the 2002 Omnibus Incentive Plan, if approved by the stockholders.

Variable Pay Plan

In general, we intend that our annual cash compensation incentives for our executive officers reflect our belief that management's contribution to improving our performance and stockholder return is related to revenue and earnings. Under our current incentive compensation program administered through our variable pay plan, employee bonuses are tied to financial measures and other performance milestones established by our board of directors. The variable pay plan covers our regular employees in the United States and certain foreign locations. Under the current variable pay plan, early each year, our board of directors assesses our performance for the prior year against goals set previously for that year and makes an award determination. The target awards for plan participants, including the named executives, range from approximately 4% to 80% of eligible earnings, depending on salary band levels. For any variable pay plan participant, the actual amount of an award will be contingent upon the level of achievement by us and by the employee relative to pre-established goals. The total variable pay plan award pool is currently set by the achievement of product revenue, EBITDA targets, as well as technology, transactional and business development milestones, with the targets recommended annually by our management and approved by our management development and compensation committee. Generally, awards could vary from zero if goals are not met to one and a half times the target if all goals are exceeded. For certain salary band levels, individual performance may also modify the actual amounts paid under the variable pay plan.

1999 Stock Option and Stock Appreciation Right Plan ("SOAR")

Under the SOAR, our board of directors has authority to grant incentive stock options to our employees and nonstatutory stock options and SARs to our directors, employees, consultants and advisors. Our board of directors administers this plan. Subject to the limitations set forth in the plan, our board of directors has the authority to: select the eligible persons to whom we may grant options; determine the number of shares subject to options or SARs; decide whether an option is an incentive stock option or a nonstatutory option; determine the type of consideration to be paid by a participant when exercising an option; and establish the vesting schedule of options and SARs. Through the grant of stock options and SARs, we strive to meet the objective of aligning executive officers' long-range interests with improving our performance and stockholder return by providing the executive officers with the opportunity to build a meaningful stake in our Company. In granting stock options and SARs to our executive officers, our board of directors reviews and considers the individual awards, taking into account the respective scope of accountability, strategic and operational goals, and anticipated performance requirements and contributions of each employee. During 2001, we granted options to our employees to purchase a total of 1,383,604 shares of common stock. During 2001, we did not grant any options to the named executives. In addition, during 2001, we granted SARs to our employees with respect to a total of 15,900 shares of common stock, but did not grant any SARs to our named executives. See "EXECUTIVE COMPENSATION — STOCK OPTIONS." If approved by the stockholders, SOAR will be replaced by the 2002 Omnibus Incentive Plan, as described below.

Employee Retirement Investment Plan

Executive officers are also entitled to participate in the Company's employee retirement investment plan, a 401(k) plan. We contribute to the plan by making a limited quarterly matching contribution to the accounts of those employees who are contributing to the plan. On an annual basis we also make an additional employer profit sharing contribution on behalf of all employees who are eligible to participate. Employees do not have to contribute to the plan in order to be eligible for the employer profit sharing contribution each year.

Employee Stock Purchase Plan

Executive officers (and all other eligible employees) are eligible to participate in our employee stock purchase plan, which was adopted in 2001. During 2001, the named executives did not purchase any shares of common stock under the employee stock purchase plan. Under the employee stock purchase plan, employees are permitted to purchase shares of the Company's common stock that are offered for sale by the Company. The management development and compensation committee determines a date on which an offering of shares to eligible employees will begin and a date on which the offering will end. The committee currently intends to make offerings every six months of each calendar year. Eligible employees may participate during an offering by enrolling in the employee stock purchase plan and authorizing specified payroll deductions of up to 15% of their base pay rate for the whole period of the offering. At the end of the offering period, the employees use their payroll deductions to purchase shares of common stock at a purchase price established under the employee stock purchase plan.

Other Benefits

Executive officers are entitled to participate in a group universal life insurance program, which provides employees with the opportunity to purchase up to four times his or her salary in life insurance that also contains a provision for cash value accumulation. If a senior executive employee chooses to participate in the group universal life insurance program, including carrying life insurance of at least one times his or her salary and contributes to the accumulation fund an annual amount sufficient to pay for continued life insurance coverage in retirement, we will reimburse the executive for his or her lump sum contribution to the accumulation fund.

Also, we maintain an insured long-term disability plan for all eligible employees. The terms of that plan cap eligible compensation at $270,000. We designed the executive long-term disability plan to supplement the long-term disability benefit for that portion of the executive employee's income that is above the maximum level of the insured plan.

Our senior executive relocation policy provides that we will pay or reimburse executives for certain costs of relocation. We have included in this policy provisions for items such as travel and moving expenses, temporary living expenses, bridge loans and tax consultation. In addition, for permanent relocation of senior executives to Palo Alto, we have included provisions for home down payment assistance in the form of a repayable loan, a declining housing supplement and a home price guarantee on his or her current home. Further information on these loans is provided in "CERTAIN TRANSACTIONS."

Chief Executive Officer Compensation

The key performance measure used to determine Mr. Mitchell's 2001 compensation package was our management development and compensation committee's assessment of his ability and dedication to provide the leadership and vision necessary to enhance the long-term value of our Company.

Pursuant to his employment agreement (see "EXECUTIVE COMPENSATION — EMPLOYMENT AGREEMENTS"), which was approved by our board of directors in 1995, our board of directors has set Mr. Mitchell's annual base salary for the year beginning April 1, 2001 at $530,000. The management development and compensation committee believes that Mr. Mitchell's salary is set at a level that is competitive with the amounts paid to other chief executive officers with comparable qualifications, experience, responsibilities and proven results at other similarly-sized companies engaged in similar businesses.

Consistent with our executive compensation philosophy, Mr. Mitchell's total compensation package depends largely on annual and long-term incentive compensation. The annual incentive component is currently made up of a cash bonus under the variable pay plan, paid after the end of the year and based on our financial performance and advancement of the Company's strategic initiatives. The long-term incentive component currently takes the form of stock options granted under the SOAR, which will be replaced by the 2002 Omnibus Incentive Plan, if approved by the stockholders. Both the annual and long-term components of Mr. Mitchell's incentive compensation are variable and closely tied to corporate performance in a manner that encourages dedication to improving our performance and profitability and building stockholder value.

In evaluating the performance and setting the incentive compensation of Mr. Mitchell as our Chief Executive Officer for 2001, our management development and compensation committee considered our accomplishments during 2000 under Mr. Mitchell's leadership, including completion of our initial public offering in July 2000, directing the magnitude of the strategic, financial and organizational changes envisioned for Genencor in 2001, including increasing our presence in the markets we serve, accelerating our strategic intent and implementation plans for leveraging our technology platforms and capital assets into the health care market, recruiting key personnel and realigning functional responsibilities within the organization consistent with our strategic direction. Mr. Mitchell and Genencor surmounted these challenges in 2001. The management development and compensation committee believes that Mr. Mitchell was successful in leading us through 2001.

Mr. Mitchell's short-term and long-term incentive compensation package for 2001 included a cash bonus in an amount equal to approximately 80% of his annual salary. Mr. Mitchell's compensation package has successfully focused on the importance of improving our performance as well as increasing stockholder value, by providing him with significant short-term and long-term incentive compensation during periods when performance objectives have been met or exceeded.

Management Development and Compensation Committee:

Norbert G. Riedel, *Chair*
Soren Bjerre-Nielsen
James P. Rogers

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Stock Price Performance Graph

Set forth below is a line graph comparing, (a) the cumulative stockholder return on our common stock for the period beginning with the last trade of our common stock on July 28, 2000 (the date of our initial public offering) and ending on December 31, 2001, to (b) the cumulative total return of companies on the Standard & Poor's 500 Index over such period, and (c) the cumulative total return of companies on the Nasdaq Pharmaceutical Index over such period. Last year, we compared our cumulative total return to that of the Nasdaq Biotechnology Index, rather than the Nasdaq Pharmaceutical Index. In this proxy statement and in the future we will compare our cumulative total return to the Nasdaq Pharmaceutical Index. This change is being made so that we compare our total return to the index used by our closest competitors.

Comparison of Cumulative Total Return



Assumes $100 invested on July 28, 2000 in our common stock, the companies comprising the Standard & Poor's 500 Index and the companies comprising the Nasdaq Pharmaceutical Index. Total return assumes reinvestment of dividends.

Our stock performance may not continue into the future with the trends similar to those depicted in the graph above. We neither make nor endorse any predictions as to our future stock performance.

14

REPORT OF THE AUDIT COMMITTEE
TO STOCKHOLDERS

The audit committee of the board of directors is comprised of three members of our board of directors, each of whom is independent pursuant to The Nasdaq Stock Market's listing standards. The duties and responsibilities of the audit committee are set forth in our Audit Committee Charter, which was appended to the proxy statement for our 2001 stockholders' meeting. Among other things, the audit committee recommends to the board that our audited financial statements be included in our Annual Report on Form 10-K and recommends the selection of the independent auditors to audit our books and records.

The audit committee has:

- reviewed and discussed our audited financial statements for 2001 with our management and with PricewaterhouseCoopers LLP, our independent auditors;

- discussed with our independent auditors the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards); and

- received and discussed the written disclosures and the letter from our independent auditors required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committees) and has discussed with our independent auditor the independent auditor's independence.

Based on such review and discussions with management and the independent auditors, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for 2001 for filing with the SEC.

Auditors' Fees

Audit Fees: For professional services rendered by it for the audit of our annual financial statements for 2001, and reviews of the financial statements included in our Quarterly Reports on Form 10-Q for 2001, PricewaterhouseCoopers LLP billed us fees in the aggregate amount of $387,000.

Financial Information Systems Design and Implementation Fees: Consistent with our policy, PricewaterhouseCoopers LLP rendered no professional services and billed us no fees for professional services rendered by them for 2001 in connection with financial information systems design and implementation.

All Other Fees: For professional services other than those described above rendered by it for 2001, PricewaterhouseCoopers LLP billed us fees in the aggregate amount of $467,000, principally for tax consultation and pension plan audits.

The audit committee has considered whether the provision of services described above under *"All Other Fees"* is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Audit Committee:

Bruce C. Cozadd, *Chair*
Joseph A. Mollica
Norbert G. Riedel

CERTAIN TRANSACTIONS

Agreements with Executive Officers and Directors

In order to facilitate the relocation of certain of our key executives, we have made interest-free loans to Mr. Mitchell, Mr. Melton, Mr. Land and Mr. Ranieri. Upon termination of employment under certain circumstances, we may forgive some or all of the amounts due under these loans in connection with the executive's sale of his home at a loss. The principal balances reported in this paragraph are as of March 31, 2002, and are also the largest amounts outstanding on such loans at any time during 2001. Mr. Mitchell is indebted to us under a promissory note dated July 1999, with an outstanding principal balance of $750,000. Mr. Melton is indebted to us under a promissory note dated October 1999, with an outstanding principal balance of $650,000. Mr. Land is indebted to us under a promissory note dated April 2000, with an outstanding principal balance of $1,350,000. Mr. Ranieri is indebted to us under a promissory note dated March 2000, with an outstanding principal balance of $1,200,000.

On April 28, 2000, our board of directors authorized the immediate acceleration of the exercise of certain options granted to our executive officers. The board of directors also authorized us to accept promissory notes in payment of the exercise price of these stock options. The promissory notes are secured by a pledge of the stock purchased and are recourse to the extent of 50% of the outstanding principal balance. Under the pledge agreements which secure the promissory notes, we have the right to vote the executive's shares if the executive is in default under the promissory note or pledge agreement. The notes are due and payable over four years. We charge interest on the notes at a fixed rate of 6.71% per year. In addition, the purchased stock is subject to a restricted stock purchase agreement that provides for our option to repurchase the stock for $9.70 per share (the price that the executive paid us for the shares) plus accrued interest upon the occurrence of specified events, including if the owner of the stock ceases to be an officer or terminates employment with us.

Our executive officers exercised options to purchase a total of 1,856,500 shares under this program. Some of our executive officers have elected to make payment upon exercise of such options, by delivery of promissory notes in the form described above. The largest amount of principal and unpaid interest outstanding during 2001 under each promissory note was as follows: Mr. Mitchell - $3,758,719; Mr. Melton - $2,335,089; Mr. Land - $2,335,089; Dr. Arbige - $2,225,226; Mr. Ranieri - $2,335,089; Dr. Blank - $2,147,208; Ms. Cobb - $2,335,089 and Mr. Pekich - $2,335,089. The amount of principal and unpaid interest outstanding as of March 31, 2002 under each promissory note was as follows: Mr. Mitchell - $2,751,342; Mr. Melton - $1,788,667; Mr. Land - $1,788,667; Dr. Arbige - $1,599,481; Mr. Ranieri - $1,788,667; Dr. Blank - $1,644,751; Ms. Cobb - $1,737,542 and Mr. Pekich - $1,717,099.

The first installment under the notes described above was due on January 27, 2002. On November 30, 2001, as reported on each executive officer's Form 4-Statement of Changes in Beneficial Ownership filed with the SEC on December 7, 2001 and the Form 8-K filed with the SEC on December 18, 2001, the board authorized certain officers to surrender a limited number of the shares at the market price in consideration for the first installment and any taxes due as a result of the surrender. The surrendered shares were returned to the Company's treasury and were not sold in the market. The numbers of shares surrendered by our executive officers are as follows: Mr. Mitchell - 66,369; Mr. Melton - 41,067; Mr. Land - 41,067; Dr. Arbige - 41,067; Mr. Ranieri - 41,067; Dr. Blank - 37,763; Ms. Cobb - 40,755 and Mr. Pekich - 40,755.

See "EXECUTIVE COMPENSATION - EMPLOYMENT AGREEMENTS" for descriptions of other agreements we have with our executive officers.

Agreements with Majority Stockholders

Since 1994, we have had a strategic alliance with our majority stockholder, Eastman Chemical Company. This alliance represents over a $30 million investment in the development of continuous biocatalytic processes for the production of a variety of chemicals using renewable resources and has been supported since 1995 by a grant from the Advanced Technology Program of the National Institute of Standards and Technology ("ATP/NIST"). The ATP/NIST program was evidenced by a joint research and development venture agreement among Eastman

Chemical Company, ElectroSynthesis Company, MicroGenomics, Argonne National Laboratory and us dated September 15, 1995. The agreement terminated on September 15, 2000; however, we and Eastman Chemical Company have announced our joint intention to commercialize the first product from this alliance, ascorbic acid or vitamin C.

In addition, we have agreements with our major stockholder Danisco A/S and its affiliates, including development and commercialization agreements and a joint development and supply agreement. Other agreements are under consideration. Danisco purchased approximately $9 million of products from the Company in 2001, including the purchase by Danisco's FinnFeeds division of approximately $8 million under a commercial agreement that expired in November 2001. A collaboration with FinnFeeds for the development and commercialization of enzymes for the animal feed market also expired at that time. In addition, during 2001 we purchased approximately $4 million in products, including products for resale, from or through Danisco A/S and its affiliates.

In October 2000, we signed an exclusive agreement with Danisco A/S for the development of innovative bioingredients for the food industry. The four-year minimum term agreement provides for up to $20 million in funding to us, and, during 2001, the Company received approximately $1.3 million in fees and royalty revenues under this agreement.

We have a stockholders agreement dated July 25, 2000 with our majority stockholders, Eastman Chemical Company and Danisco A/S and their affiliates, which provides for, among other things:

- *Board nomination rights.* The majority stockholders each have certain rights as to the composition of our board of directors, described above under "ELECTION OF DIRECTORS — BOARD COMPOSITION AND COMMITTEES."

- *Limitations on activities of majority stockholders.* For a period ending in July 2002, neither majority stockholder or its affiliates will, without the prior approval of all of the members of our board of directors not designated by that majority stockholder, make or support a proposal, directly or indirectly, to cause: (a) any acquisition of our securities or our assets or those of our subsidiaries; (b) any tender or exchange offer, or merger or similar business combination involving us or our subsidiaries; (c) any proxy contest to obtain consents to vote any of our voting securities; or (d) any action alone or with others to seek control or influence over our management, board of directors or otherwise.

- *Related party transactions.* We will negotiate and conduct on an arm's length basis all commercial transactions and agreements between the majority stockholders and us.

- *Demand registration rights.* Each of the majority stockholders may demand that we register their shares under the Securities Act of 1933, as amended, at their expense.

- *Piggyback registration rights.* If we register any securities for sale on a form that would be appropriate for sale of the majority stockholders' shares, the majority stockholders can request to have their shares included in the registration statement at our expense. These registration rights are unlimited but the managing underwriter for the registration can reduce the number of shares held by the majority stockholders that are included in the offering to no more than 25% of the offering.

These registration rights will expire in 2010. However, if either of the majority stockholders owns common stock amounting to less than 5% of our outstanding common stock on a fully converted basis, the stockholders agreement automatically terminates as to that stockholder.

APPROVAL OF OUR 2002 OMNIBUS INCENTIVE PLAN

Background

On March 12, 2002, our board of directors adopted the Genencor International, Inc. 2002 Omnibus Incentive Plan (the "Omnibus Plan") and recommended that it be submitted to the stockholders for their approval at the Annual Meeting. If approved by the stockholders, the Omnibus Plan will be effective as of the date of the Annual

Meeting. The Omnibus Plan is substantially similar to, and is intended to replace, the Company's SOAR Plan. If the Omnibus Plan becomes effective, no new awards will be made under the SOAR Plan.

A summary of the Omnibus Plan appears below. This summary is qualified in its entirety by reference to the text of the Omnibus Plan, a copy of which is included as Appendix A to this proxy statement. You are urged to read the actual text of the Omnibus Plan in its entirety.

Purpose

Like the SOAR Plan, the purpose of the Omnibus Plan is to provide motivation to selected employees, directors and consultants to put forth the maximum efforts toward the continued growth, profitability, and success of the Company by providing incentives to such individuals through the ownership and performance of the Company's common stock.

Shares Available

A total of 6,800,000 shares of the Company's common stock will be available for grant of awards under the Omnibus Plan. In addition, any shares remaining available for issuance under the SOAR Plan, or shares which become available upon the lapse, expiration, termination or cancellation of outstanding awards under the SOAR Plan, will be available for grant of awards under the Omnibus Plan. The Omnibus Plan provides that equitable adjustments will be made in the number of shares of common stock covered by outstanding awards, the price per share applicable to outstanding awards and the number of shares that are thereafter available for awards in the event of a change in the capital or capital stock of the Company or any special distributions to stockholders.

Administration

The management development and compensation committee of our board of directors, or such other committee as may be designated by the board of directors (the "Committee"), will administer the Omnibus Plan. The Committee has the authority to interpret the Omnibus Plan, establish rules and regulations for the operation and administration of the Plan, select the individuals to receive awards, determine the form, size, terms, conditions, limitations, and restrictions of awards, and take all other action it deems necessary or advisable to administer the Omnibus Plan. The Committee may allocate all or any portion of its responsibilities and powers under the Omnibus Plan to any one or more of its members, the CEO or other senior members of management as the Committee deems appropriate.

Eligible Participants

The following classes of persons are eligible to participate in the Omnibus Plan:

- all employees of the Company or any of its 50% or more owned subsidiaries, of which there are approximately 1,300 persons in this class;

- certain foreign nationals who, but for the laws of their countries, would be employees of the Company or one of the Company's subsidiaries (the number of persons in this class is included in the number of persons identified above for the class of employees of the Company and its subsidiaries);

- the Company's directors, of which there are exactly ten persons in this class; and

- the consultants, advisors and independent contractors retained by the Company or any of its 50% or more owned subsidiaries (the number of which will vary from time to time; provided that the Committee intends to grant awards only to those consultants, advisors and independent contractors who are in a position to have a significant impact on the growth, profitability and success of the Company).

The selection of those persons within a particular class who will receive awards is entirely within the discretion of the Committee. The Committee has not yet determined how many employees or other eligible persons are likely to participate in the Omnibus Plan. Only those employees who are senior-level executives are eligible to receive performance awards under the Omnibus Plan, as described below.

Types of Awards

The Omnibus Plan authorizes the grant of:

- non-qualified and incentive stock options;

- stock appreciation rights;

- restricted and unrestricted stock awards;

- performance shares (which are stock or stock-based awards contingent upon attaining performance objectives during a performance period);

- performance units (which are units valued by reference to criteria chosen by the Committee); and

- any other award established by the Committee which is consistent with the Omnibus Plan's purpose.

Stock Options. The Committee may grant awards in the form of stock options to purchase shares of the Company's common stock. For each stock option grant, the Committee will determine the number of shares subject to the option, the manner and time of the option's exercise and the exercise price. Incentive stock options must be granted for a term of 10 years or less. The exercise price of a stock option may not be less than 100% of the fair market value of the Company's common stock on the date the stock option is granted. Upon exercise, a participant may pay the exercise price in cash, shares of common stock, a combination thereof, or such other consideration as the Committee determines. Any stock option granted in the form of an incentive stock option will satisfy the requirements of Section 422 of the Internal Revenue Code.

Stock Appreciation Rights. The Committee may grant SARs either in tandem with a stock option ("Tandem SARs") or independent of a stock option ("Freestanding SARs").

A Tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. A Tandem SAR will be exercisable to the extent its related stock option is exercisable, and the exercise price of such an SAR will be the same as the option price of its related stock option. Upon the exercise of a stock option as to some or all of the shares covered by the award, the related Tandem SAR will automatically be canceled to the extent of the number of shares covered by the stock option exercise.

The Committee will determine the number of shares subject to a Freestanding SAR, the manner and time of the SAR's exercise, and the exercise price of the SAR. The exercise price of a Freestanding SAR may not be less than 100% of the fair market value of the Company's common stock on the date of grant.

Performance Awards. Only those employees who are "covered employees" within the meaning of Section 162(m) of the Internal Revenue Code are eligible to receive "Performance Awards." Generally, "covered employees" means our Chief Executive Officer and our other four highest paid executive officers. Performance awards are structured to qualify as deductible "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code. See, "Limitation on Income Tax Deduction" below.

Within the first 90 days (or such other term as provided for in Section 162(m)) of a performance period, the Committee will, in its sole discretion, designate which covered employees will be eligible for performance awards for the performance period, the length of the performance period, the types of performance awards to be issued, the performance criteria that are to be used to establish performance goals, the kind or level of performance goals and other relevant matters.

After the close of each performance period, the Committee will determine whether the performance goals for the cycle have been achieved. In determining the actual award to be paid to a participant, the Committee has the authority to reduce or eliminate the award earned by the participant, based upon any objective or subjective criteria it deems appropriate.

Annual Incentive Awards. The Omnibus Plan includes a performance award known as an annual incentive award. Within the first 90 days of the calendar year, the Committee shall select from the covered employees those individuals who shall participate in the annual incentive award for that calendar year and shall allocate an incentive pool percentage to each such covered employee for that calendar year; provided, however, the incentive pool percentage for any one covered employee may not exceed 40 percent. Participating covered employees for a given calendar year shall be entitled to receive a cash payment for that calendar year based on his or her percentage of an annual incentive pool not to exceed a maximum of 15 percent of the Company's "Net Cash Provided by Operating Activities" for such calendar year. Each participating covered employee's actual annual incentive award is determined by the Committee based upon such covered employee's allocated percentage, subject to reduction by the Committee through the use of negative discretion.

Payment Terms

Awards may be paid in cash, common stock, a combination of cash and common stock, or any other form of property, as the Committee determines. If an award is granted in the form of a stock award, stock option, or performance share, or in the form of any other stock-based grant, the Committee may include as part of the award an entitlement to receive dividends or dividend equivalents. At the discretion of the Committee, a participant may defer payment of a stock award, performance share, performance unit, dividend, or dividend equivalent.

Effect of Certain Events

Death or Disability. The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a participant under the Omnibus Plan in the event of such participant's death or disability. Unless otherwise provided in an award notice, in the event that a participant shall die or become disabled prior to the complete exercise of the stock options or complete maturity of the SARs granted to him or her under the Omnibus Plan, any such remaining stock options or SARs shall accelerate and become fully vested and may be exercised in whole or in part within one year after the date of the participant's death or three years after the date of the participant's disability. In addition, unless otherwise provided in an award notice, any stock awards held by such participant shall accelerate and become fully vested.

Retirement or Termination for an Approved Reason. The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a participant under the Omnibus Plan in the event of such participant's retirement or termination for an "Approved Reason" (as defined in the Omnibus Plan).

Termination. Unless otherwise provided in an award notice, if a participant's employment with (or relationship as a director or consultant of) the Company terminates for any reason other than death, disability, retirement or an Approved Reason, any stock option or SAR shall be exercisable only to the extent such stock option or SAR is vested and exercisable at the time of the termination of such relationship. All unexercised, unearned, and/or unpaid awards, including without limitation, awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest accrued on the foregoing shall be cancelled or forfeited.

Breach of Agreements. If a participant engages in conduct that violates restrictive covenants set forth in any applicable employment agreement or otherwise described in the Omnibus Plan, then all unexercised, unearned, and/or unpaid awards, including without limitation, awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest accrued on the foregoing shall be cancelled or forfeited. The Omnibus Plan includes confidentiality and non-competition covenants applicable to participants both during and after employment with the Company, and provides for a forfeiture of certain awards upon any violation of these covenants. The non-competition covenants are subject to permissibility under local law, and, accordingly, may be subject to enforcement limitations in certain jurisdictions including the State of California.

Change In Control. In the event of a Change In Control (as defined in the Omnibus Plan), a participant will receive the following treatment:

- all of the terms, conditions, restrictions and limitations in effect on any of the participant's awards will lapse;

- all of the participant's outstanding awards will be 100% vested; and

- all of the participant's outstanding performance shares, performance units and other stock-based awards will be paid out based on the Change In Control Price (as defined in the Omnibus Plan).

Termination and Amendment of Omnibus Plan

The board of directors or the Committee may, at any time and from time to time, suspend, amend, modify or terminate the Plan without stockholder approval; provided, however, that the board or Committee may condition any amendment or modification on the approval of stockholders of the Company if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations.

Award Limits

The maximum performance award payable to any one participant under the Omnibus Plan for a performance period is 250,000 shares of common stock or, in the event the performance award is paid in cash, $1,500,000. The maximum number of shares for which stock options may be granted under the Omnibus Plan to any one participant for a performance period is 750,000. The maximum number of shares for which SARs may be granted under the Omnibus Plan to any one participant for a performance period is 500,000. The maximum number of shares for which stock awards may be granted under the Omnibus Plan to any one participant during a calendar year is 250,000.

Securities Act Registration

The Company intends to register the shares of common stock purchasable under the Omnibus Plan, pursuant to a Registration Statement on Form S-8, as soon as practicable, subject to the stockholders' approval and ratification of the Omnibus Plan at the meeting.

Non-U.S. Jurisdictions

To facilitate the granting of awards to participants who are employed outside of the United States, the Omnibus Plan authorizes the Committee to modify and amend the terms and conditions of an award to accommodate differences in local law, policy or custom.

New Plan Benefits

The benefits or amounts that will be received by or allocated to our Chief Executive Officer, the named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees who are not executive officers are not presently determinable. If the Omnibus Plan had been in effect in 2001, the stock option awards and SARs received in 2001 by the named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees who are not executive officers would have been the same as the stock option awards and SARs actually received by such persons for 2001 under SOAR, as set forth in the following table:

New Plan Benefits

2002 Omnibus Incentive Plan

Name and Position	Number of Units
W. Thomas Mitchell .... Chairman and Chief Executive Officer	0
Debby Jo Blank .... Chief Business Officer, Health Care	0
Stuart L. Melton .... Senior Vice President, General Counsel and Secretary	0
Raymond J. Land .... Senior Vice President and Chief Financial Officer	0
Michael V. Arbige .... Senior Vice President, Technology	0
Executive Group	0
Non-Executive Director Group	0
Non-Executive Officer Employee Group	1,399,504

Federal Tax Treatment

The following is a brief summary of the principal United States federal income tax consequences related to stock options. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences.

Non-Qualified Stock Options. Under present federal income tax regulations, there will be no federal income tax consequences to either the Company or the participant upon the grant of a non-qualified stock option. However, the participant will realize ordinary income on the exercise of the option in an amount equal to the excess of the fair market value of the common stock acquired upon the exercise of such option over the exercise price, and the Company will receive a corresponding deduction. The gain, if any, realized upon the subsequent disposition by the participant of the common stock will constitute short-or long-term capital gain, depending on the participant's holding period.

Incentive Stock Options. Under present federal income tax regulations, there will be no federal income tax consequences to either the Company or the participant upon the grant of an incentive stock option (an option that meets the requirement of Section 422 of the Internal Revenue Code) or the exercise thereof by the participant. If the participant holds the shares of common stock underlying the option for the greater of two years after the date the option was granted or one year after the acquisition of such shares of common stock (the "required holding period"), the difference between the aggregate exercise price and the amount realized upon disposition of the shares of common stock will constitute a long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the shares of common stock are disposed of in a sale, exchange or other disqualifying disposition during the required holding period, the participant will realize taxable ordinary income in an amount equal to the excess of the fair market value of the common stock purchased at the time of exercise over the aggregate exercise price, and the Company will be entitled to a federal income tax deduction equal to such amount.

22

SARs. Under present federal income tax regulations, a participant receiving a non-discounted SAR will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When a participant exercises the SAR, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to the Company.

Performance Shares. Under present federal income tax regulations, a participant receiving performance shares will not recognize income and the Company will not be allowed a tax deduction at the time the award is granted. When a participant receives payment of performance shares, the amount of cash and the fair market value of any shares of common stock received will be ordinary income to the participant and, subject to Code Section 162(m) limitations, if applicable, will be allowed as a deduction for federal income tax purposes to the Company.

Restricted Stock. Under present federal income tax regulations, and unless the participant makes an election to accelerate recognition of the income to the date of grant, a participant receiving a restricted stock award will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common stock, and, subject to Code Section 162(m) limitations, if applicable, the Company will be entitled to a corresponding tax deduction at that time.

Unrestricted Stock. Under present federal income tax regulations, a participant receiving an unrestricted stock award will recognize ordinary income and, subject to Code Section 162(m) limitations, if applicable, the Company will be allowed a tax deduction, at the time the award is granted.

Limitation on Income Tax Deduction

Pursuant to Section 162(m) of the Internal Revenue Code, the Company may not deduct compensation in excess of $1 million paid to a covered employee. The Board has submitted the Omnibus Plan for approval by the stockholders in order to permit the grant of certain awards thereunder, such as options, SARs and certain performance shares, that will constitute ''performance-based'' compensation, which will be excluded from the calculation of annual compensation of covered employees for purposes of Section 162(m) and will be fully deductible by the Company. The Committee may grant awards under the Omnibus Plan that do not qualify as performance-based compensation under Section 162(m). The payment of any such non-qualifying awards to a covered employee could be non-deductible by the Company, in whole or in part, under Section 162(m), depending on such covered employee's total compensation in the applicable year.

Performance Goals for Certain Section 162(m) Awards. Under the Omnibus Plan, the Committee may determine that, in order to meet the ''performance-based'' award criteria of Section 162(m) and the regulations thereunder, a particular award granted under the Omnibus Plan will be determined solely on the basis of one or more of the following measures of corporate performance, alone or in combination, for the Company as a whole: increase in total revenue or product revenue, earnings before interest and taxes, earnings before interest, depreciation, taxes and amortization, return on stockholders' equity, total stockholder return, gross margin, earnings per share, net income, operating income, net profit, operating profits, profits before tax, net cash provided by operating activities, ratio of debt to debt plus equity, economic value added, ratio of operating earnings to capital spending, free cash flow, return on assets, equity or stockholder's equity and common stock price per share. Measurement of the Company's performance against such goals established by the Committee shall be objectively determinable, and to the extent such goals are expressed in standard accounting terms, performance shall be measured in accordance with generally accepted accounting principles. The Committee shall have the right for any reason to reduce (but not increase) any such award, notwithstanding the achievement of a specified goal. If an award is made on such basis, the Committee shall establish goals prior to the beginning of the period to which such performance goal relates (or such later date as may be permitted under Section 162(m) or the regulations thereunder). Any payment of an award granted with performance goals under this section of the Omnibus Plan will be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

Stock Price

The closing price of the Company's common stock reported on The Nasdaq Stock Market for April 10, 2002, was $10.95 per share.

Required Vote and Board Recommendation

The affirmative vote of at least a majority of the shares of common stock present at the meeting, in person or by proxy, without regard to broker non-votes, is required to approve and ratify the Omnibus Plan. The board recommends a vote in favor of the proposal to approve and ratify the Genencor International, Inc. 2002 Omnibus Incentive Plan, and the persons named in the enclosed proxy (unless otherwise instructed therein) will vote such proxies FOR such proposal.

SELECTION OF OUR INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP served as our independent auditors for 2001. On the recommendation of the audit committee, the board of directors has selected PricewaterhouseCoopers LLP as our independent auditors for 2002. This selection will be presented to the stockholders for their approval at the meeting. The board of directors recommends a vote in favor of the proposal to approve and ratify this selection, and, unless otherwise instructed in the proxy, the persons named in the enclosed proxy will vote the proxies FOR this proposal. If the stockholders do not approve this selection, the board of directors will reconsider its choice.

We have been advised by PricewaterhouseCoopers LLP that a representative will be present at the meeting and will be available to respond to appropriate questions. In addition, we intend to give that representative an opportunity to make a statement if he or she should so desire.

For further information about our engagement of PricewaterhouseCoopers LLP, see "REPORT OF THE AUDIT COMMITTEE TO STOCKHOLDERS" above.

STOCKHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

In order for any stockholder proposal to be included in our proxy statement to be issued in connection with our 2003 Annual Meeting of Stockholders, we must receive the proposal no later than December 20, 2002. If the proposal is in compliance with all of the requirements of Rule 14a-8 under the Exchange Act, we will include the stockholder proposal in our proxy statement and place it on the form of proxy issued for the 2003 Annual Meeting. Stockholder proposals that are not submitted for inclusion in our proxy materials pursuant to Rule 14a-8 under the Exchange Act may be brought before the 2003 Annual Meeting of Stockholders only if written notice of the proposal is delivered to our Secretary no earlier than February 3, 2003 and no later than March 5, 2003, and if the stockholder complies with all of the other provisions of Article I, Section 1 of our bylaws. All such notices should be delivered to Stuart L. Melton, Secretary, Genencor International, Inc., 925 Page Mill Road, Palo Alto, California 94304.

OTHER MATTERS

The board of directors does not know of any other matters that may be presented for action at the meeting. Should any other matters come before the meeting, however, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their judgment.

BY ORDER OF THE BOARD OF DIRECTORS,

Stuart L. Melton
Secretary

Dated: April 19, 2002

GENENCOR INTERNATIONAL, INC.
2002 OMNIBUS INCENTIVE PLAN
Effective , 2002

A-1

TABLE OF CONTENTS

GENENCOR INTERNATIONAL, INC.

2002 OMNIBUS INCENTIVE PLAN

Effective   , 2002

ARTICLE 1

Purpose And Term Of Plan

Section 1.1 **Purpose.** The purpose of the Plan is to provide motivation to selected Employees, Directors and Consultants to put forth maximum efforts toward the continued growth, profitability, and success of the Company by providing incentives to such Employees, Directors and Consultants through the ownership and performance of Common Stock.

Section 1.2 **Term.** The Plan was approved by the Board on March 12, 2002, and will become effective upon the date of the approval by Genencor's stockholders at the 2002 Annual Meeting of the Stockholders. The Plan and any Awards granted thereunder shall be null and void if stockholder approval is not obtained at the 2002 Annual Meeting of the Stockholders.

Section 1.3 **Successor Plan.** This Plan shall serve as the successor to the Genencor "Stock Option and Stock Appreciation Right Plan" (the "Predecessor Plan"), and no further grants shall be made under the Predecessor Plan from and after the effective date of this Plan. All outstanding stock options, stock appreciation rights and share issuances under the Predecessor Plan immediately prior to the effective date of this Plan are hereby incorporated into this Plan and shall accordingly be treated as outstanding stock options, stock appreciation rights or share issuance under this Plan. However, each such stock option, stock appreciation right and share issuance shall continue to be governed solely by the terms and conditions of the instrument evidencing such grant or issuance, and, except as otherwise expressly provided herein, no provision of this Plan shall affect or otherwise modify the rights or obligations of holders of such incorporated stock options, stock appreciation rights or shares with respect to their acquisition of shares of Common Stock, or otherwise modify the rights or the obligations of the holders of such stock options, stock appreciation rights or shares. Any shares of Common Stock reserved for issuance under the Predecessor Plan in excess of the number of shares as to which options or other benefits have been awarded thereunder, plus any such shares as to which stock options, stock appreciation rights and shares granted or issued under the Predecessor Plan may lapse, expire, terminate or be cancelled, shall be deemed available for issuance or reissuance under Section 6.1 of the Plan.

ARTICLE 2

Definitions

In any necessary construction of a provision of this Plan, the masculine gender may include the feminine, and the singular may include the plural, and vice versa.

Section 2.1 **"Approved Reason"** means a reason for terminating employment with the Company which, in the opinion of the Committee, is in the best interests of the Company.

Section 2.2 **"Award"** means any form of stock option, stock appreciation right, Stock Award, performance unit, performance share, Performance Award, or other incentive award granted under the Plan, whether singly, in combination, or in tandem, to a Participant by the Committee pursuant to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish by the Award Notice or otherwise.

Section 2.3 **"Award Notice"** means the written document establishing the terms, conditions, restrictions, and/or limitations of an Award in addition to those established by this Plan and by the Committee's exercise of its administrative powers. The Committee will establish the form of the written document in the exercise of its sole and absolute discretion.

Section 2.4 **"Board"** means the Board of Directors of Genencor.

Section 2.5 **"Cause"** means (a) the willful and continued failure by a Participant to substantially perform his or her duties with the Company after written warnings identifying the lack of substantial performance are delivered to the Participant by the Company to specifically identify the manner in which the Company believes that the Participant has not substantially performed his or her duties, (b) the willful engaging by a Participant in illegal conduct which is materially and demonstrably injurious to the Company, (c) the commission of a felony by a Participant, (d) the breach by a Participant of a material fiduciary duty owed by that Participant to the Company, (e) the intentional unauthorized disclosure by a Participant to any person of confidential information or trade secrets of a material nature relating to the Company's business, or (f) the engaging by a Participant in any conduct that the Company's written rules, regulations or policies specify as constituting grounds for discharge.

Section 2.6 **"CEO"** means the Chief Executive Officer of Genencor.

Section 2.7 **"Change In Control"** means (i) any "person" within the meaning of Section 14(d) of the Exchange Act, other than Genencor, a Subsidiary, or any employee benefit plan(s) sponsored by Genencor or any Subsidiary, is or has become the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, directly or indirectly, of 40% or more of the combined voting power of the outstanding securities of Genencor ordinarily having the right to vote at the election of directors; provided, however, this clause (i) shall not include any transaction otherwise described herein between the Eastman Chemical Company and Danisco A/S or their affiliates, or between Genencor and either or both of Eastman Chemical Company and Danisco A/S or their affiliates, (ii) individuals who constitute the Board on May 30, 2002 (the "Incumbent Board") have ceased for any reason to constitute at least a majority thereof (or a majority of the Board as then constituted), provided that any person becoming a director subsequent to May 30, 2002 whose election, or nomination for election by Genencor's stockholders, was approved by a vote of at least three-quarters (³/₄) of the directors comprising the Incumbent Board (either by a specific vote or by approval of the proxy statement of Genencor in which such person is named as a nominee for director without objection to such nomination) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; (iii) the closing of a reorganization, merger or consolidation of Genencor, other than one with respect to which all or substantially all of those persons who were the beneficial owners, immediately prior to such reorganization, merger or consolidation, of outstanding securities of Genencor ordinarily having the right to vote in the election of directors own, immediately after such transaction, more than three-quarters (³/₄) of the outstanding securities of the resulting corporation ordinarily having the right to vote in the election of directors; (iv) the closing of a sale or other disposition of all or substantially all of the assets of Genencor, other than to a Subsidiary; or (v) the complete liquidation and dissolution of Genencor.

Section 2.8 **"Change In Control Price"** means the highest closing price (or, if the shares are not traded on an exchange, the highest last sale price or closing "asked" price) per share paid for the purchase of Common Stock in a national securities market during the ninety (90) day period ending on the date the Change In Control occurs.

Section 2.9 **"Code"** means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

Section 2.10 **"Committee"** means the Management Development and Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided that the Committee shall consist of two or more Directors, all of whom are both a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of the definition of such term as contained in Proposed Treasury Regulation Section 1.162-27(e)(3), or any successor definition adopted under Section 162(m) of the Code.

Section 2.11 **"Common Stock"** means the common stock, $.01 par value per share, of Genencor that may be newly issued or treasury stock.

Section 2.12 **"Company"** means Genencor and its Subsidiaries.

Section 2.13 **"Consultants"** means the consultants, advisors and independent contractors retained by the Company.

Section 2.14 **"Covered Employee"** means an Employee who is a "Covered Employee" within the meaning of Section 162(m) of the Code.

Section 2.15 **"Director"** means a non-Employee member of the Board.

Section 2.16 **"Disability"** for a Participant who is an Employee, means a disability under the terms of the long-term disability plan maintained by the Participant's employer, or in the absence of such a plan, the Genencor International, Inc. Long Term Disability Plan; and for all other Participants, means a disability under the Genencor International, Inc. Long Term Disability Plan.

Section 2.17 **"Effective Date"** means the date an Award is determined to be effective by the Committee upon its grant of such Award, which date shall be set forth in the applicable Award Notice.

Section 2.18 **"Employee"** means any person employed by the Company on a full or part-time basis.

Section 2.19 **"Exchange Act"** means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

Section 2.20 **"Fair Market Value"** means the fair market value determined by the Committee, in good faith, based upon a reasonable method of valuation adopted by the Committee, or such method as may be permitted by the Code, or regulations or rulings thereunder.

Section 2.21 **"Genencor"** means Genencor International, Inc.

Section 2.22 **"Key Employee"** means a senior level Employee who holds a position of responsibility in a managerial, administrative, or professional capacity.

Section 2.23 **"Negative Discretion"** means the discretion authorized by the Plan to be applied by the Committee in determining the size of an Award for a Performance Period if, in the Committee's sole judgment, such application is appropriate. Negative Discretion may only be used by the Committee to eliminate or reduce the size of an Award. By way of example and not by way of limitation, in no event shall any discretionary authority granted to the Committee by the Plan, including, but not limited to Negative Discretion, be used to: (a) grant Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained under the applicable Performance Formula; or (b) increase an Award above the maximum amount payable under Section 6.3 of the Plan.

Section 2.24 **"Net Cash Provided by Operating Activities"** means net cash provided by operating activities computed in accordance with generally acceptable accounting principles, consistently applied, and shall exclude investing and financing activities.

Section 2.25 **"Participant"** means either an Employee, Director or Consultant to whom an Award has been granted by the Committee under the Plan.

Section 2.26 **"Participating Covered Employee"** for a given calendar year means a Covered Employee who has been selected by the Committee to participate in the annual incentive award for that calendar year under Article 8.

Section 2.27 **"Performance Awards"** means the Stock Awards, Performance Units and Performance Shares granted to Covered Employees pursuant to Article 7. All Performance Awards are intended to qualify as "Performance-Based Compensation" under Section 162(m) of the Code.

Section 2.28 **"Performance Criteria"** means the one or more criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period. The Performance Criteria that will be used to establish such Performance Goal(s) shall be limited to the following: increase in total revenue or product revenue, earnings before interest and taxes, earnings before interest, depreciation, taxes and amortization ("EBIDTA"), return on stockholders' equity, total stockholder return, gross margin, earnings per share, net income, operating income, net profit, operating profits, profits before tax, Net Cash Provided by Operating Activities, ratio of debt to debt plus equity, economic value added, ratio of operating earnings to capital spending, free cash flow, return on assets, equity or stockholders' equity and Common Stock price per share. To the extent required by Section 162(m) of the Code, the Committee shall, within the time period required by Section 162(m) of the Code (generally, the first 90 days of a Performance Period), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period.

Section 2.29 **"Performance Formula"** means, for a Performance Period, the one or more objective formulas (expressed as a percentage or otherwise) applied against the relevant Performance Goal(s) to determine, with regards to the Award of a particular Participant, whether all, some portion but less than all, or none of the Award has been earned for the Performance Period.

Section 2.30 **"Performance Goals"** means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria. The Committee is authorized at any time during the time period permitted by Section 162(m) of the Code (generally, the first 90 days of a Performance Period), or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period in order to prevent the dilution or enlargement of the rights of Participants, (a) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development; (b) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company, or the financial statements of the Company, or in response to, or in anticipation of, changes in applicable laws, regulations, accounting principles, or business conditions; and (c) in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business conditions, and any other circumstances deemed relevant.

Section 2.31 **"Performance Period"** means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

Section 2.32 **"Plan"** means the 2002 Omnibus Incentive Plan.

Section 2.33 **"Retirement"** means, in the case of a Participant employed by the Company, voluntary termination of employment on or after age 55 with 10 years or more of service.

Section 2.34 **"Stock Award"** means an award granted pursuant to Article 11 in the form of shares of Common Stock, restricted shares of Common Stock, and/or Units of Common Stock.

Section 2.35 **"Subsidiary"** means a corporation or other business entity in which Genencor directly or indirectly has an ownership interest of 50 percent or more except that with respect to incentive stock options, "Subsidiary" shall mean "subsidiary corporation" as defined in Section 424(f) of the Code.

Section 2.36 **"Unit"** means a bookkeeping entry used by the Company to record and account for the grant of the following Awards until such time as the Award is paid, canceled, forfeited or terminated, as the case may be: Units of Common Stock, Performance Units, and Performance Shares which are expressed in terms of Units of Common Stock.

ARTICLE 3

Eligibility

Section 3.1 **In General.** Subject to Section 3.2, all Employees, Directors and Consultants are eligible to participate in the Plan. The Committee may select, from time to time, Participants from those Employees and who, in the opinion of the Committee, can further the Plan's purposes. In addition, the Committee may select, from time to time, Participants from those Directors and Consultants (who may or may not be Committee members) who, in the opinion of the Committee, can further the Plan's purposes. Once a Participant is so selected, the Committee shall determine the type(s) of Awards to be made to the Participant and shall establish in the related Award Notice(s) the terms, conditions, restrictions and/or limitations, if any, applicable to the Award(s) in addition to those set forth in this Plan and the administrative rules and regulations issued by the Committee.

Section 3.2 **Incentive Stock Options.** Only Employees shall be eligible to receive "incentive stock options" (within the meaning of Section 422 of the Code).

Plan Administration

Section 4.1 **Responsibility.** The Committee shall have total and exclusive responsibility to control, operate, manage and administer the Plan in accordance with its terms.

Section 4.2 **Authority of the Committee.** The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to: (a) select the Participants and determine the type of Awards to be made to Participants, the number of shares subject to Awards and the terms, conditions, restrictions and limitations of the Awards; (b) interpret the Plan; (c) determine eligibility for participation in the Plan; (d) decide all questions concerning eligibility for and the amount of Awards payable under the Plan; (e) construe any ambiguous provision of the Plan; (f) correct any default; (g) supply any omission; (h) reconcile any inconsistency; (i) issue administrative guidelines as an aid to administer the Plan and make changes in such guidelines as it from time to time deems proper; (j) make regulations for carrying out the Plan and make changes in such regulations as it from time to time deems proper; (k) determine whether Awards should be granted singly, in combination or in tandem; (l) to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions, and limitations; (m) accelerate the vesting, exercise, or payment of an Award or the performance period of an Award when such action or actions would be in the best interest of the Company; (n) establish such other types of Awards, besides those specifically enumerated in Article 5 hereof, which the Committee determines are consistent with the Plan's purpose; (o) subject to Section 9.2, grant Awards in replacement of Awards previously granted under this Plan or any other executive compensation plan of the Company; (p) establish and administer the Performance Goals and certify whether, and to what extent, they have been attained; (q) determine the terms and provisions of any agreements entered into hereunder; (r) take any and all other action it deems necessary or advisable for the proper operation or administration of the Plan; and (s) make all other determinations it deems necessary or advisable for the administration of the Plan, including factual determinations.

Section 4.3 **Discretionary Authority.** The Committee shall have full discretionary authority in all matters related to the discharge of its responsibilities and the exercise of its authority under the Plan including, without limitation, its construction of the terms of the Plan and its determination of eligibility for participation and Awards under the Plan. It is the intent of Plan that the decisions of the Committee and its actions with respect to the Plan shall be final, binding and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

Section 4.4 **Section 162(m) of the Code.** With regards to all Covered Employees, the Plan shall, for all purposes, be interpreted and construed in accordance with Section 162(m) of the Code.

Section 4.5 **Action by the Committee.** The Committee may act only by a majority of its members. Any determination of the Committee may be made, without a meeting, by a writing or writings signed by all of the members of the Committee. In addition, the Committee may authorize any one or more of its number to execute and deliver documents on behalf of the Committee.

Section 4.6 **Allocation and Delegation of Authority.** The Committee may allocate all or any portion of its responsibilities and powers under the Plan to any one or more of its members, the CEO or other senior members of management as the Committee deems appropriate and may delegate all or any part of its responsibilities and powers to any such person or persons, provided that any such allocation or delegation be in writing; provided, however, that only the Committee may select and grant Awards to Participants who are subject to Section 16 of the Exchange Act or are Covered Employees. The Committee may revoke any such allocation or delegation at any time for any reason with or without prior notice.

ARTICLE 5

Form of Awards

Section 5.1 **In General.** Awards may, at the Committee's sole discretion, be paid in the form of Performance Awards pursuant to Article 7, stock options pursuant to Article 9, stock appreciation rights pursuant to Article 10, Stock Awards pursuant to Article 11, performance units pursuant to Article 12, performance shares pursuant to Article 13, any form established by the Committee pursuant to Section 4.2(n), or a combination thereof. All Awards shall be subject to the terms, conditions, restrictions and limitations of the Plan. The Committee may, in its sole judgment, subject an Award to such other terms, conditions, restrictions and/or limitations (including, but not limited to, the time and conditions of exercise and restrictions on transferability and vesting), provided they are not inconsistent with the terms of the Plan. Awards under a particular Article of the Plan need not be uniform and Awards under two or more Articles may be combined into a single Award Notice. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant.

Section 5.2 **Foreign Jurisdictions.**

(a) *Special Terms.* In order to facilitate the making of any Award to Participants who are employed or retained by the Company outside the United States as Employees, Directors or Consultants (or who are foreign nationals temporarily within the United States), the Committee may provide for such modifications and additional terms and conditions (''special terms'') in Awards as the Committee may consider necessary or appropriate to accommodate differences in local law, policy or custom or to facilitate administration of the Plan. The special terms may provide that the grant of an Award is subject to (1) applicable governmental or regulatory approval or other compliance with local legal requirements and/or (2) the execution by the Participant of a written instrument in the form specified by the Committee, and that in the event such conditions are not satisfied, the grant shall be void. The special terms may also provide that an Award shall become exercisable or redeemable, as the case may be, if an Employee's employment or Director or Consultant's relationship with the Company ends as a result of workforce reduction, realignment or similar measure and the Committee may designate a person or persons to make such determination for a location. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for purposes of implementing any special terms, without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, no such sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan shall: (a) increase the limitations contained in Section 6.3; (b) increase the number of available shares under Section 6.1; (c) cause the Plan to cease to satisfy any conditions of Rule 16b-3 under the Exchange Act or, with respect to Covered Employees, Section 162(m) of the Code; or (d) revoke, remove or reduce any vested right of a Participant without the prior written consent of such Participant.

(b) *Currency Effects.* Unless otherwise specifically determined by the Committee, all Awards and payments pursuant to such Awards shall be determined in U.S. currency. The Committee shall determine, in its discretion, whether and to the extent any payments made pursuant to an Award shall be made in local currency, as opposed to U.S. dollars. In the event payments are made in local currency, the Committee may determine, in its discretion and without liability to any Participant, the method and rate of converting the payment into local currency.

(c) *Modifications to Awards.* The Committee shall have the right at any time and from time to time and without prior notice to modify outstanding Awards to comply with or satisfy local laws and regulations or to avoid costly governmental filings. By means of illustration, but not limitation, the Committee may restrict the method of exercise of an Award to facilitate compliance with applicable securities laws or exchange control filings, laws or regulations.

(d) *No Acquired Rights.* No Employee in any country shall have any right to receive an Award, except as expressly provided for under the Plan. All Awards made at any time are subject to the prior approval of the Committee.

ARTICLE 6

Shares Subject To Plan

Section 6.1 **Available Shares.** The maximum number of shares of Common Stock which shall be available for grant of Awards under the Plan (including incentive stock options) during its term shall not exceed 6,800,000 (plus any shares of Common Stock which are or become available under Section 1.3, which shares shall also be available for grant of Awards under the Plan). Such amount shall be subject to adjustment as provided in Section 6.2. Any shares of Common Stock related to Awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares, are settled in cash in lieu of Common Stock, or are exchanged with the Committee's permission for Awards not involving Common Stock, shall be available again for grant under the Plan. Moreover, if the option price of any stock option granted under the Plan or the tax withholding requirements with respect to any stock option granted under the Plan are satisfied by tendering shares of Common Stock to the Company (by either actual delivery or by attestation), only the number of shares of Common Stock issued net of the shares of Common Stock tendered will be deemed delivered for purposes of determining the maximum number of shares of Common Stock available for delivery under the Plan. The maximum number of shares available for issuance under the Plan shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional performance shares. The shares of Common Stock available for issuance under the Plan may be authorized and unissued shares or treasury shares. For the purpose of computing the total number of shares of Common Stock granted under the Plan, where one or more types of Awards, both of which are payable in shares of Common Stock, are granted in tandem with each other, such that the exercise of one type of Award with respect to a number of shares cancels an equal number of shares of the other, the number of shares granted under both Awards shall be deemed to be equivalent to the number of shares under one of the Awards.

Section 6.2 **Adjustment to Shares.**

(a) *In General.* The provisions of this Section 6.2(a) are subject to the limitation contained in Section 6.2(b). If there is any change in the number of outstanding shares of Common Stock through the declaration of stock dividends, stock splits or the like, the number of shares available for Awards, the shares subject to any Award and the option prices or exercise prices of Awards shall be automatically adjusted. If there is any change in the number of outstanding shares of Common Stock through any change in the capital account of Genencor, or through a merger, consolidation, separation (including a spin off or other distribution of stock or property), reorganization (whether or not such reorganization comes within the meaning of such term in Section 368(a) of the Code) or partial or complete liquidation, the Committee shall make appropriate adjustments in the maximum number of shares of Common Stock which may be issued under the Plan and any adjustments and/or modifications to outstanding Awards as it, in its sole discretion, deems appropriate. In the event of any other change in the capital structure or in the Common Stock of Genencor, the Committee shall also be authorized to make such appropriate adjustments in the maximum number of shares of Common Stock available for issuance under the Plan and any adjustments and/or modifications to outstanding Awards as it, in its sole discretion, deems appropriate. The maximum number of shares available for issuance under the Plan shall be automatically adjusted to the extent necessary to reflect any dividend equivalents paid in the form of Common Stock. Subject to Section 6.2(b), if the maximum number of shares of Common Stock available for issuance under the Plan are adjusted pursuant to this Section 6.2(a), corresponding adjustments shall be made to the limitations set forth in Section 6.3.

(b) *Covered Employees.* In no event shall the Award of any Participant who is a Covered Employee be adjusted pursuant to Section 6.2(a) to the extent it would cause such Award to fail to qualify as "Performance-Based Compensation" under Section 162(m) of the Code.

Section 6.3 **Maximum Award Payable.** Notwithstanding any provision contained in the Plan to the contrary, the maximum Award payable (or granted, if applicable) to any one Participant under the Plan for a calendar year is: (a) for Performance Awards, 250,000 shares of Common Stock or, in the event the Performance Award is paid in cash, $1,500,000; (b) for stock options, 750,000 shares of Common Stock; (c) for SARs, 500,000 shares of Common Stock; (d) for Stock Awards (including those issued in the form of Performance Awards under Article 7), 250,000 shares of Common Stock.

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ARTICLE 7

Performance Awards

Section 7.1 **Purpose.** For purposes of grants issued to Covered Employees, the provisions of this Article 7 shall apply in addition to and, where necessary, in lieu of the provisions of Article 11, Article 12 and Article 13. The purpose of this Article is to provide the Committee the ability to qualify the Stock Awards authorized under Article 11, the performance units under Article 12, and the performance shares under Article 13 as "Performance-Based Compensation" under Section 162(m) of the Code. The provisions of this Article 7 shall control over any contrary provision contained in Article 11, Article 12 or Article 13.

Section 7.2 **Eligibility.** Only Covered Employees shall be eligible to receive Performance Awards. The Committee will, in its sole discretion, designate within the first 90 days of a Performance Period (or, if longer, within the maximum period allowed under Section 162(m) of the Code) which Covered Employees will be Participants for such period. However, designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. The determination as to whether or not such Participant becomes entitled to an Award for such Performance Period shall be decided solely in accordance with the provisions of this Article 7. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employee as a Participant in such period or in any other period.

Section 7.3 **Discretion of Committee with Respect to Performance Awards.** With regards to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period, the type(s) of Performance Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s), whether the Performance Goal(s) is(are) to apply to the Company or any one or more subunits thereof, and the Performance Formula. Within the first 90 days of a Performance Period (or, if longer, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regards to the Performance Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.3 and record the same in writing.

Section 7.4 **Payment of Performance Awards.**

(a) *Condition to Receipt of Performance Award.* Unless otherwise provided in the relevant Award Notice, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for a Performance Award for such Performance Period.

(b) *Limitation.* A Participant shall be eligible to receive a Performance Award for a Performance Period only to the extent that: (1) the Performance Goals for such period are achieved; and (2) and the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Award has been earned for the Performance Period.

(c) *Certification.* Following the completion of a Performance Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, to also calculate and certify in writing the amount of the Performance Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Award for the Performance Period and, in so doing, shall apply Negative Discretion, if and when it deems appropriate.

(d) *Negative Discretion.* In determining the actual size of an individual Performance Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Award earned under the Performance Formula for the Performance Period through the use of Negative Discretion, if in its sole judgment, such reduction or elimination is appropriate.

(e) *Timing of Award Payments.* The Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by Section 7.4(c).

ARTICLE 8

Annual Incentive Awards

Section 8.1 **Eligibility; Selection.** Covered Employees shall be eligible to receive an annual incentive award. Within the first 90 days of the calendar year, the Committee shall select from the Covered Employees those individuals who shall participate in the annual incentive award for that calendar year.

Section 8.2 **Award.** Participating Covered Employees for a given calendar year shall be eligible to receive a cash payment for that calendar year based on a percentage of an annual incentive pool equal to a percentage, not to exceed 15 percent, for such calendar year of Genencor's Net Cash Provided by Operating Activities for such calendar year. Within the first 90 days of a calendar year, the Committee shall determine the percentage of Net Cash Provided by Operating Activities used to determine the total pool for that calendar year and shall allocate a pool percentage to each Participating Covered Employee for that calendar year; provided, however, the pool percentage for any one Participating Covered Employee may not exceed 40 percent.

Section 8.3 **Payment of Award.** As soon as practicable after the determination of the incentive pool for a calendar year, the Committee shall calculate each Participating Covered Employee's allocated portion of the incentive pool based upon the pool percentage of such Participating Covered Employee that was determined within the first 90 days of such calendar year. Each Participating Covered Employee's annual incentive award shall then by determined by the Committee based upon such Participating Covered Employee's allocated percentage, subject to reduction by the Committee through the use of Negative Discretion. In no event may the portion of the annual incentive pool allocated to a Participating Covered Employee be increased in any way, including as a result of the reduction of any other Participating Covered Employee's allocated portion. Payment of each Participating Covered Employee's annual incentive award shall be made as soon as practicable thereafter. Unless otherwise determined by the Committee, a Participating Covered Employee must be employed by the Company on the last day of the calendar year to be eligible for the incentive award for such calendar year.

ARTICLE 9

Stock Options

Section 9.1 **In General.** Awards may be granted in the form of stock options. These stock options may be incentive stock options within the meaning of Section 422 of the Code or non-qualified stock options (i.e., stock options which are not incentive stock options), or a combination of both. All Awards under the Plan issued to Covered Employees in the form of non-qualified stock options shall qualify as ''Performance-Based Compensation'' under Section 162(m) of the Code.

Section 9.2 **Terms and Conditions of Stock Options.** An option shall be exercisable in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee. The price at which Common Stock may be purchased upon exercise of a stock option shall be not less than 100% of the Fair Market Value of the Common Stock, as determined by the Committee, on the Effective Date of the option's grant.

Section 9.3 **Restrictions Relating to Incentive Stock Options.** Stock options issued in the form of incentive stock options shall, in addition to being subject to the terms and conditions of Section 9.2, comply with Section 422 of the Code. Accordingly, the aggregate Fair Market Value (determined at the time the option was granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company) shall not exceed $100,000 (or such other limit as may be required by the Code). Furthermore, stock options issued in the form of incentive stock options must be issued within ten years from the effective date of the Plan, and the term of such stock options may not exceed ten years (or any shorter period required by Section 422 of the Code).

Section 9.4 **Additional Terms and Conditions.** The Committee may, by way of the Award Notice or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any stock option Award, provided they are not inconsistent with the Plan.

Section 9.5 **Exercise.** Upon exercise, the option price of a stock option may be paid in cash, or by tendering, by either actual delivery of shares or by attestation, shares of Common Stock, a combination of the foregoing, or such other consideration as the Committee may deem appropriate. Subject to the approval of the Committee, the Company may loan to a Participant, on such terms and conditions as the Committee may approve, a sum equal to an amount which is not in excess of 100% of the purchase price of the shares so purchased, such loan to be evidenced by the execution and delivery of a promissory note; provided, however, that no member of the Committee (or other person to whom the Committee has designated its authority under the Plan) shall have the authority to approve loans to himself. Approval of the Plan by a majority vote of the stockholders of the Company shall constitute authorization for any loan made hereunder. Any shares of Common Stock tendered by a Participant upon exercise of a stock option must have been purchased on the open market or, if acquired by the Participant pursuant to a previous stock option exercise, be owned by the Participant for at least six months prior to the date of exercise of the stock option. The Committee shall establish appropriate methods for accepting Common Stock, whether restricted or unrestricted, and may impose such conditions as it deems appropriate on the use of such Common Stock to exercise a stock option. Subject to Section 18.10, stock options awarded under the Plan may also be exercised by way of the Company's broker-assisted stock option exercise program, provided such program is available at the time of the option's exercise. The Committee may permit a Participant to satisfy the minimum amounts required to be withheld under applicable Federal, state and local tax laws, in effect from time to time, by electing to have the Company withhold a portion of the shares of Common Stock to be delivered for the payment of such taxes.

ARTICLE 10

Stock Appreciation Rights

Section 10.1 **In General.** Awards may be granted in the form of stock appreciation rights ("SARs"). SARs entitle the Participant to receive a payment equal to the appreciation in a stated number of shares of Common Stock from the exercise price to the Fair Market Value of the Common Stock on the date of exercise. The "exercise price" for a particular SAR shall be defined in the Award Notice for that SAR. An SAR may be granted in tandem with all or a portion of a related stock option under the Plan ("Tandem SARs"), or may be granted separately ("Freestanding SARs"). A Tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. All Awards under the Plan issued to Covered Employees in the form of an SAR shall qualify as "Performance-Based Compensation" under Section 162(m) of the Code.

Section 10.2 **Terms and Conditions of Tandem SARs.** A Tandem SAR shall be exercisable to the extent, and only to the extent, that the related stock option is exercisable, and the "exercise price" of such an SAR (the base from which the value of the SAR is measured at its exercise) shall be the option price under the related stock option. However, at no time shall a Tandem SAR be issued if the option price of its related stock option is less than the Fair Market Value of the Common Stock, as determined by the Committee, on the Effective Date of the Tandem SAR's grant. If a related stock option is exercised as to some or all of the shares covered by the Award, the related Tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the stock option exercise. Upon exercise of a Tandem SAR as to some or all of the shares covered by the Award, the related stock option shall be canceled automatically to the extent of the number of shares covered by such exercise. Moreover, all Tandem SARs shall expire not later than 10 years from the Effective Date of the SAR's grant.

Section 10.3 **Terms and Conditions of Freestanding SARs.** Freestanding SARs shall be exercisable or automatically mature in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee. The exercise price of a Freestanding SAR shall be not less than 100% of the Fair Market Value of the Common Stock, as determined by the Committee, on the Effective Date of the Freestanding SAR's grant. Moreover, all Freestanding SARs shall expire not later than 10 years from the Effective Date of the Freestanding SAR's grant.

Section 10.4 **Deemed Exercise.** The Committee may provide that an SAR shall be deemed to be exercised at the close of business on the scheduled expiration date of such SAR if at such time the SAR by its terms remains exercisable and, if so exercised, would result in a payment to the holder of such SAR.

Section 10.5 **Additional Terms and Conditions.** The Committee may, by way of the Award Notice or otherwise, determine such other terms, conditions, restrictions and/or limitations, if any, of any SAR Award, provided they are not inconsistent with the Plan.

ARTICLE 11

Stock Awards

Section 11.1 **Grants.** Awards may be granted in the form of Stock Awards. Stock Awards shall be awarded in such numbers and at such times during the term of the Plan as the Committee shall determine.

Section 11.2 **Award Restrictions.** Stock Awards shall be subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate including, but not by way of limitation, restrictions on transferability and continued employment; provided, however, they are not inconsistent with the Plan. The Committee may modify or accelerate the delivery of a Stock Award under such circumstances as it deems appropriate.

Section 11.3 **Rights as Stockholders.** During the period in which any restricted shares of Common Stock are subject to any restrictions imposed under Section 11.2, the Committee may, in its sole discretion, grant to the Participant to whom such restricted shares have been awarded all or any of the rights of a stockholder with respect to such shares, including, but not by way of limitation, the right to vote such shares and, pursuant to Article 15, the right to receive dividends.

Section 11.4 **Evidence of Award.** Any Stock Award granted under the Plan may be evidenced in such manner as the Committee deems appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates.

ARTICLE 12

Performance Units

Section 12.1 **Grants.** Awards may be granted in the form of performance units. Performance units, as that term is used in this Plan, shall refer to Units valued by reference to designated criteria established by the Committee, other than Common Stock.

Section 12.2 **Performance Criteria.** Performance units shall be contingent on the attainment during a performance period of certain performance objectives. The length of the performance period, the performance objectives to be achieved during the performance period, and the measure of whether and to what degree such objectives have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion. Performance objectives may be revised by the Committee, at such times as it deems appropriate during the performance period, in order to take into consideration any unforeseen events or changes in circumstances.

Section 12.3 **Additional Terms and Conditions.** The Committee may, by way of the Award Notice or otherwise, determine such other terms, conditions, restrictions, and/or limitations, if any, of any Award of performance units, provided they are not inconsistent with the Plan.

ARTICLE 13

Performance Shares

Section 13.1 **Grants.** Awards may be granted in the form of performance shares. Performance shares, as that term is used in this Plan, shall refer to shares of Common Stock or Units that are expressed in terms of Common Stock.

Section 13.2 **Performance Criteria.** Performance shares shall be contingent upon the attainment during a performance period of certain performance objectives. The length of the performance period, the performance objectives to be achieved during the performance period, and the measure of whether and to what degree such objectives have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion. Performance objectives may be revised by the Committee, at such times as it deems appropriate during the performance period, in order to take into consideration any unforeseen events or changes in circumstances.

Section 13.3 **Additional Terms and Conditions.** The Committee may, by way of the Award Notice or otherwise, determine such other terms, conditions, restrictions and/or limitations, if any, of any Award of performance shares, provided they are not inconsistent with the Plan.


ARTICLE **14**

Vesting and Payment of Awards


Section 14.1 **Vesting.** Unless otherwise provided in an Award Notice, a stock option and SAR shall vest and become exercisable, and the restrictions, if any, on a Stock Award shall expire, pro rata with respect to one-third of the shares subject to such stock option, SAR or Stock Award on the first, second and third anniversaries of the Effective Date of such stock option, SAR or Stock Award.

Section 14.2 **Payment.** Absent a Plan provision to the contrary, payment of Awards may, at the discretion of the Committee, be made in cash, Common Stock, a combination of cash and Common Stock, or any other form of property as the Committee shall determine. In addition, payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Common Stock, restrictions on transfer and forfeiture provisions; provided, however, such terms, conditions, restrictions and/or limitations are not inconsistent with the Plan. Further, payment of Awards may be made in the form of a lump sum or installments, as determined by the Committee.

Section 14.3 **Death.** The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a Participant under the Plan in the event of such Participant's death. Unless otherwise provided in an Award Notice, in the event that a Participant shall die while he or she is an Employee, Director or Consultant and prior to the complete exercise of stock options or complete maturity of SARs granted to him or her under the Plan, any such remaining stock options or SARs shall be fully vested and may be exercised in whole or in part within one year after the date of the Participant's death and then only: (i) by the beneficiary designated by the Participant in a writing submitted to the Company prior to the Participant's death, or in the absence of same, by the Participant's estate or by or on behalf of such person or persons to whom the Participant's rights pass under his or her will or the laws of descent and distribution, (ii) to the extent that the Participant would have been entitled to exercise the stock option or SAR at the date of his or her death had it been fully vested, and subject to all of the conditions on exercise imposed by the Plan and the Award Notice, and (iii) prior to the expiration of the term of the stock option or SAR. Notwithstanding this Section or the terms of an Award Notice, the Committee shall have the right to extend the period for exercise of a stock option or SAR, provided such extension does not exceed the term of such stock option or SAR.

Section 14.4 **Disability.** The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a Participant under the Plan in the event of such Participant's Disability. Unless otherwise provided in an Award Notice, in the event that a Participant's status as an Employee, Director or Consultant terminates due to the Participant's Disability prior to the complete exercise of stock options or complete maturity of SARs granted to him or her under the Plan, any such remaining stock options or SARs shall be fully vested and may be exercised in whole or in part up to three years after the Participant's termination of status due to Disability as an Employee, Director or Consultant, as the case may be. Notwithstanding this Section or the terms of an Award Notice, the Committee shall have the right to extend the period for exercise of a stock option or SAR, provided such extension does not exceed the term of such stock option or SAR.

Section 14.5 **Retirement or Approved Reason.** The Committee shall have the authority to promulgate rules and regulations to determine the treatment of a Participant under the Plan in the event of such Participant's Retirement or termination for an Approved Reason.

Section 14.6 **Termination.** If a Participant's employment with the Company terminates for a reason other than death, Disability, Retirement, or an Approved Reason, and unless otherwise provided in an Award Notice, any stock option or SAR shall be exercisable on termination of a Participant's status as an Employee, Director or Consultant only to the extent such stock option or SAR is vested and exercisable at the time of the termination of such relationship; and further, no stock option or SAR shall be exercisable or mature after the expiration of the term thereof. Unless otherwise provided in an Award Notice, an incentive stock option shall be exercisable, during the lifetime of the Participant, only while he or she is an Employee and has been an Employee continuously since the grant of the incentive stock option or, subject to the Award Notice, within three (3) months after termination of his or her employment. In its sole discretion, the Committee may provide in the Award Notice such further limitations on the survival of incentive stock options, and such limitations on the survival of non-qualified stock options and SARs, as it may determine; provided, however that all stock options and SARs shall be exercisable for a minimum of sixty (60) days after termination of a Participant's employment, except in the case of termination for Cause, in which case the exercise period shall lapse at termination. The Committee, in its absolute discretion, may: (i) accelerate the vesting and exercisability of a stock option or SAR in order to allow its exercise by a terminating Participant; (ii) extend the period for exercise of a stock option or SAR, provided such extension does not exceed the term of such stock option or SAR.

Section 14.7 **Other Awards.**

(a) The Committee shall have the authority to promulgate rules and regulations to determine the treatment of the Stock Awards of a Participant under the Plan in the event of such Participant's death, Disability, Retirement, or termination from the Company for an Approved Reason. Unless otherwise provided in an Award Notice, upon a Participant's death, Disability, Retirement, or termination from the Company for an Approved Reason, any Stock Awards held by such Participant shall accelerate and become fully vested.

(b) If a Participant's employment with the Company terminates for a reason other than death, Disability, Retirement, or an Approved Reason, and except as otherwise provided by Section 14.6, all unexercised, unearned, and/or unpaid Awards, including without limitation, Awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest accrued on the foregoing shall be canceled or forfeited, as the case may be, unless the Participant's Award Notice or the Committee provides otherwise.

Section 14.8 **Breach of Agreements.**

(a) *In General.* A Participant who engages in conduct described in Section 14.8(c) shall, unless otherwise determined by the Committee, immediately: (1) forfeit, effective as of the date the Participant engages in such conduct, all unexercised, unearned, and/or unpaid Awards, including, but not by way of limitation, Awards earned but not yet paid, all unpaid dividends and dividend equivalents, and all interest, if any, accrued on the foregoing; and (2) pay to the Company the amount of any gain realized or payment received as a result of any stock option or stock appreciation right exercised by the Participant under the Plan within the two year period immediately preceding the date the Participant engages in such conduct.

(b) *Set-Off.* By accepting an Award under this Plan, a Participant consents to a deduction from any amounts the Company owes the Participant from time to time (including, but not limited to, amounts owed to the Participant as wages or other compensation, fringe benefits, or vacation pay), to the extent of the amounts the Participant owes the Company under Section 14.8(a). Whether or not the Company elects to make any set-off in whole or in part, if the Company does not recover by means of set-off the full amount the Participant owes the Company, the Participant shall immediately pay the unpaid balance to the Company.

(c) *Conduct.* The following conduct shall result in the consequences described in Section 14.8(a):

(1) Written Employment Agreement. In the case of a Participant who is employed by the Company and has signed a written employment agreement with the Company that contains restrictive covenants, the Participant's material breach of such written employment agreement.

(2) Other Participants. In the case of a Participant other than a Participant described in Section 14.8(c)(1), the Participant, without the prior written consent of the Company, in the case of an

Employee or former Employee, or the Committee, in the case of a Director or former Director, violates the terms of Section 18.6.

ARTICLE 15

Dividend and Dividend Equivalents

If an Award is granted in the form of a Stock Award, stock option, or performance share, or in the form of any other stock-based grant, the Committee may choose, at the time of the grant of the Award or any time thereafter up to the time of the Award's payment, to include as part of such Award an entitlement to receive dividends or dividend equivalents, subject to such terms, conditions, restrictions and/or limitations, if any, as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such time(s) as the Committee shall determine. All dividends or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional shares of Common Stock or, in the case of dividends or dividend equivalents credited in connection with Stock Awards or performance shares, be credited as additional Stock Awards or performance shares and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award. The total number of shares available for grant under Section 6.1 shall not be reduced to reflect any dividends or dividend equivalents that are reinvested into additional shares of Common Stock or credited as additional Stock Awards or performance shares.

ARTICLE 16

Deferral of Awards

At the discretion of the Committee, payment of any Award, dividend, or dividend equivalent, or any portion thereof, may be deferred by a Participant until such time as the Committee may establish. All such deferrals shall be accomplished by the delivery of a written, irrevocable election by the Participant prior to the time established by the Committee for such purpose, on a form provided by the Company. Further, all deferrals shall be made in accordance with administrative guidelines established by the Committee to ensure that such deferrals comply with all applicable requirements of the Code. Deferred payments shall be paid in a lump sum or installments, as determined by the Committee. Deferred Awards may also be credited with interest, at such rates to be determined by the Committee, and, with respect to those deferred Awards denominated in the form of Common Stock, with dividends or dividend equivalents.

ARTICLE 17

Change in Control

Section 17.1 **Background.** Notwithstanding any provision contained in the Plan, including, but not limited to, Section 4.4, the provisions of this Article 17 shall control over any contrary provision.

Section 17.2 **Change In Control.** Upon a Change In Control: (i) the terms of this Article 17 shall immediately become operative, without further action or consent by any person or entity; (ii) all terms, conditions, restrictions, and limitations in effect on any unexercised, unearned, unpaid, and/or deferred Award, or any other outstanding Award, shall immediately lapse as of the date of such event; (iii) no other terms, conditions, restrictions and/or limitations shall be imposed upon any Awards on or after such date, and in no circumstance shall an Award be forfeited on or after such date; and (iv) except in those instances where a prorated Award is required to be paid under this Article 17, all unexercised, unvested, unearned, and/or unpaid Awards or any other outstanding Awards shall automatically become one hundred percent (100%) vested immediately. The Committee shall determine the appropriate method and time for the conversion, payment or exercise of such Awards after a Change In Control.

Section 17.3 **Dividends and Dividend Equivalents.** Upon a Change In Control, all unpaid dividends and dividend equivalents and all interest accrued thereon, if any, shall be treated and paid under this Article 17 in the identical manner and time as the Award under which such dividends or dividend equivalents have been credited.

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For example, if an Award under this Article 17 is to be paid in a prorated fashion, all unpaid dividends and dividend equivalents with respect to such Award shall be paid according to the same formula used to determine the amount of such prorated Award.

Section 17.4 **Treatment of Performance Units and Performance Shares.** If a Change In Control occurs during the term of one or more performance periods for which the Committee has granted performance units and/or performance shares (including those issued as Performance Awards under Article 7), the term of each such performance period (hereinafter a "current performance period") shall immediately terminate upon the occurrence of such event. Upon a Change In Control, for each "current performance period" and each completed performance period for which the Committee has not on or before such date made a determination as to whether and to what degree the performance objectives for such period have been attained (hereinafter a "completed performance period"), it shall be assumed that the performance objectives have been attained at a level of one hundred percent (100%) or the equivalent thereof. A Participant in one or more "current performance periods" shall be considered to have earned and, therefore, be entitled to receive, a prorated portion of the Awards previously granted to him for each such "current performance period." Such prorated portion shall be determined by multiplying the number of performance shares or performance units, as the case may be, granted to the Participant by a fraction, the numerator of which is the total number of whole months that have elapsed since the beginning of the "current performance period," and the denominator of which is the total number of full months in such "current performance period." For purposes of this calculation, a partial month shall be treated as a full month to the extent 15 or more days in such month have elapsed. A Participant in one or more "completed performance periods" shall be considered to have earned and, therefore, be entitled to receive all the performance shares or performance units, as the case may be, previously granted to him during each such "completed performance period."

Section 17.5 **Valuation of Awards.** Upon a Change In Control, all outstanding Units of Common Stock, Freestanding SARs, stock options (including incentive stock options), Stock Awards (including those issued as Performance Awards under Article 7), performance shares (including those earned as a result of the application of Section 17.4 above), and all other outstanding stock-based Awards (including those granted by the Committee pursuant to its authority under Section 4.2(m) hereof), shall be valued on the basis of the Change In Control Price.

Section 17.6 **Deferred Awards.** Upon a Change In Control, all Awards deferred by a Participant under Article 16 hereof, but for which he or she has not received payment as of such date, shall be paid as soon as practicable, but in no event later than 90 days after the Change In Ownership or the event giving rise to rights under Article 17. For purposes of making such payment, the value of all Awards that are stock based shall be determined by the Change In Control Price.

Section 17.7 **Limitation on Acceleration and Payment.** The acceleration or payment of Awards under this Article 17 could, in certain circumstances, subject a Participant to the excise tax provided under Section 4999 of the Code. It is the object of this Section 17.7 to see that each Participant retains in full the benefits of the Plan and to provide for the maximum after-tax income to each Participant. Accordingly, the Participant must determine, before any payments are made on Awards pursuant to this Article 17, which of the following two alternative forms of acceleration will maximize the Participant's after-tax proceeds, and must notify the Company in writing of his or her determination:

(a) *Full Vesting.* Payment in full of all Awards pursuant to this Article 17.

(b) *Limited Vesting.* Payment of only a part of the Participant's Awards so that the Participant receives the largest payment possible without causing an excise tax to be payable by the Participant under Section 4999 of the Code.

The Participant's Awards shall be paid only to the extent permitted under the alternative determined by the Participant to maximize his or her after-tax proceeds, and the Participant shall have no rights to any greater payments on his or her Awards. The determination of whether Limited Vesting is required and the application of the rules in this Section 17.7 shall initially be made by the Participant and all such determinations shall be conclusive and binding on the Company unless the Company proves that they are clearly erroneous. In the latter event, such determinations shall be made by the Company.

Section 17.8 **Miscellaneous.** Upon a Change In Control, (i) the provisions of Section 14.3, Section 14.4, Section 14.5, Section 14.6, Section 14.7 and Section 14.8 shall become null and void and of no further force and effect; and no action, including, but not by way of limitation, the amendment, suspension, or termination of the Plan, shall be taken which would affect the rights of any Participant or the operation of the Plan with respect to any Award to which the Participant may have become entitled hereunder on or prior to the date of such action or as a result of such Change In Control.

ARTICLE **18**

Miscellaneous

Section 18.1 **Nonassignability.**

(a) *In General.* Except as otherwise determined by the Committee or as otherwise provided in Section 18.1(b), no Awards or any other payment under the Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, pledge, or encumbrance, nor shall any Award be payable to or exercisable by anyone other than the Participant to whom it was granted.

(b) *Non-qualified Stock Options.* The Committee shall have the discretionary authority to grant Awards of non-qualified stock options or amend outstanding Awards of non-qualified stock options to provide that they be transferable, subject to such terms and conditions as the Committee shall establish. In addition to any such terms and conditions, the following terms and conditions shall apply to all transfers of non-qualified stock options:

(1) Permissible Transferors. Except as otherwise permitted by the Committee, the only Participants permitted to transfer their non-qualified stock options are those Participants who are, on the date of the transfer of their non-qualified stock option, a corporate officer of Genencor, or a Director.

(2) Permissible Transferees. Transfers shall only be permitted to: (i) the Participant's "Immediate Family Members," as that term is defined in Section 18.1(b)(9); (ii) a trust or trusts for the exclusive benefit of such Immediate Family Members; or (iii) a family partnership or family limited partnership in which each partner is, at the time of transfer and all times subsequent thereto, either an Immediate Family Member or a trust for the exclusive benefit of one or more Immediate Family Members.

(3) No Consideration. All transfers shall be made for no consideration.

(4) Subsequent Transfers. Once a Participant transfers a non-qualified stock option, any subsequent transfer of such transferred option shall, notwithstanding Section 18.1(b)(1) to the contrary, be permitted provided, however, such subsequent transfer complies with all of the terms and conditions of this Section 18.1, with the exception of Section 18.1(b)(1).

(5) Transfer Agent. In order for a transfer to be effective, the Committee's designated transfer agent must be used to effectuate the transfer. The costs of such transfer agent shall be borne solely by the transferor.

(6) Withholding. In order for a transfer to be effective, a Participant must agree in writing prior to the transfer on a form provided by the Company to pay any and all payroll and withholding taxes due upon exercise of the transferred option. In addition, prior to the exercise of a transferred option by a transferee, arrangements must be made by the Participant with the Company for the payment of all payroll and withholding taxes.

(7) Terms and Conditions of Transferred Option. Upon transfer, a non-qualified stock option continues to be governed by and subject to the terms and conditions of the Plan and the option's applicable administrative guide and Award Notice. A transferee of a non-qualified stock option is entitled to the same rights as the Participant to whom such non-qualified stock options was awarded, as if no transfer had taken

16

place. Accordingly, the rights of the transferee are subject to the terms and conditions of the original grant to the Participant, including provisions relating to expiration date, exercisability, option price and forfeiture.

(8) Notice to Transferees. The Company shall be under no obligation to provide a transferee with any notice regarding the transferred options held by the transferee upon forfeiture or any other circumstance.

(9) Immediate Family Member. For purposes of this Section 18.1, the term "Immediate Family Member" shall mean the Participant and his or her spouse, children or grandchildren, whether natural, step or adopted children or grandchildren.

Section 18.2 **Withholding Taxes.** The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from an Award by withholding from any payment of Common Stock due as a result of such Award, or by permitting the Participant to deliver to the Company, shares of Common Stock having a Fair Market Value, as determined by the Committee, equal to the minimum amount of such required withholding taxes.

Section 18.3 **Amendments to Awards.** The Committee may at any time unilaterally amend any unexercised, unearned, or unpaid Award, including, but not by way of limitation, Awards earned but not yet paid, to the extent it deems appropriate; provided, however, that any such amendment which, in the opinion of the Committee, is adverse to the Participant shall require the Participant's consent.

Section 18.4 **Regulatory Approvals and Listings.** Notwithstanding anything contained in this Plan to the contrary, the Company shall have no obligation to issue or deliver certificates of Common Stock evidencing Stock Awards or any other Award resulting in the payment of Common Stock prior to (i) the obtaining of any approval from any governmental agency which the Company shall, in its sole discretion, determine to be necessary or advisable, (ii) the admission of such shares to listing on the stock exchange on which the Common Stock may be listed, and (iii) the completion of any registration or other qualification of said shares under any state or Federal law or ruling of any governmental body which the Company shall, in its sole discretion, determine to be necessary or advisable.

Section 18.5 **No Right to Continued Employment or Grants.** Participation in the Plan shall not give any Employee any right to remain in the employ of the Company. The Company reserves the right to terminate any Employee at any time. Further, the adoption of this Plan shall not be deemed to give any Employee or any other individual any right to be selected as a Participant or to be granted an Award. In addition, no Employee having been selected for an Award, shall have at any time the right to receive any additional Awards.

Section 18.6 **Noncompetition; Confidentiality.** A Participant will not, without the written consent of the Company, either during his or her employment by the Company or thereafter, disclose to anyone or make use of any confidential information which he or she has acquired during his or her employment relating to any of the business of the Company, except as such disclosure or use may be required in connection with his or her work as an employee of Company. During Participant's employment by Company, and for a period of two years after the termination of such employment, he or she will not, either as principal, agent, consultant, employee, stockholder or otherwise, engage in any work or other activity in direct competition with the Company in the field or fields in which he or she has worked for the Company. The non-competition agreement in this Section applies separately in the United States and in other countries but only to the extent that its application shall be permitted by applicable law and reasonably necessary for the protection of the Company. For purposes of this Section 18.6, a Participant shall not be deemed a stockholder if the Participant's record and beneficial ownership amount to not more than 1% of the outstanding capital stock of any company subject to the periodic and other reporting requirements of the Exchange Act.

Section 18.7 **Amendment/Termination.** The Committee may suspend or terminate the Plan at any time for any reason with or without prior notice. In addition, the Committee may, from time to time for any reason and with or without prior notice, amend the Plan in any manner, but may not without stockholder approval adopt any amendment which would increase the number of shares available under the Plan, or which would require the vote

17

of the stockholders of Genencor pursuant to Section 162(m) of the Code, but only insofar as such amendment affects Covered Employees, or if such approval is necessary or deemed advisable with respect to tax, securities, or other applicable laws, policies, or regulations. Notwithstanding the foregoing, the Committee may not revoke, remove or reduce any vested right of a Participant without the prior written consent of such Participant.

Section 18.8 **Governing Law.** The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, except as superseded by applicable Federal Law, without giving effect to its conflicts of law provisions.

Section 18.9 **No Right, Title, or Interest in Company Assets.** No Participant shall have any rights as a stockholder as a result of participation in the Plan until the date of issuance of a stock certificate in his or her name, and, in the case of restricted shares of Common Stock, such rights are granted to the Participant under the Plan. To the extent any person acquires a right to receive payments from the Company under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company and the Participant shall not have any rights in or against any specific assets of the Company. All of the Awards granted under the Plan shall be unfunded.

Section 18.10 **Section 16 of the Exchange Act.** In order to avoid any Exchange Act violations, the Committee may, from time to time, impose additional restrictions upon an Award, including but not limited to, restrictions regarding tax withholdings and restrictions regarding the Participant's ability to exercise Awards under the Company's broker-assisted stock option exercise program.

Section 18.11 **No Guarantee of Tax Consequences.** No person connected with the Plan in any capacity, including, but not limited to, the Company and its directors, officers, agents and employees, makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, Federal, state and local income, estate and gift tax treatment, will be applicable with respect to the tax treatment of any Award, any amounts deferred under the Plan, or paid to or for the benefit of a Participant under the Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.


GENENCOR INTERNATIONAL, INC.

PROXY

2002 Annual Meeting of Stockholders


The undersigned hereby appoints W. THOMAS MITCHELL and STUART L. MELTON, and each and any of them, proxies for the undersigned with full power of substitution, to vote all shares of the Common Stock of GENENCOR INTERNATIONAL, INC. (the "Company") owned by the undersigned at the Annual Meeting of Stockholders to be held at the offices of the Company, 925 Page Mill Road, Palo Alto, California 94304, on Thursday, May 30, 2002 at 10 a.m., local time, and at any adjournments thereof.

This Proxy is solicited on behalf of the Board of Directors of the Company. This Proxy will be voted as specified by the undersigned. This proxy revokes any prior proxy given by the undersigned. Unless authority to vote for one or more of the nominees is specifically withheld according to the instructions, a signed Proxy will be voted FOR the election of the four named nominees for directors and, unless otherwise specified, FOR the other two proposals listed herein and described in the accompanying Proxy Statement. The undersigned acknowledges receipt with this Proxy of a copy of the Notice of Annual Meeting and Proxy Statement dated April 19, 2002, describing more fully the proposals set forth herein.

(continued and to be signed and dated on reverse side)


DETACH PROXY CARD HERE


(Please sign, date and return this proxy card in the enclosed envelope.)	**[X]** **Votes MUST be indicated** **(x) in Blue or Black Ink.**

1.   Election of Directors

FOR all nominees listed below   [ ]   **WITHHOLD AUTHORITY** to vote for all nominees listed below   [ ]   *** EXCEPTIONS**   [ ]

Nominees: Soren Bjerre-Nielsen   Joseph A. Mollica   Gregory O. Nelson   James P. Rogers

INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the "Exceptions" box and write that nominee's name in the space provided below.

* Exceptions _____   To change your address, please mark this box. [ ]

		FOR	AGAINST	ABSTAIN
2.	Proposal to approve the Genencor International, Inc. 2002 Omnibus Incentive Plan.	[ ]	[ ]	[ ]
3.	Proposal to approve the selection of PricewaterhouseCoopers LLP as the Company's independent auditors for 2002.	[ ]	[ ]	[ ]
4.	In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Meeting.			

SCAN LINE

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation, indicating his/her title.

Date _____   Share Owner sign here _____   Co-Owner sign here _____

_____   _____   _____